UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

 Commission File Number 001-15148

BRF S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. das Nações Unidas, 14,401 – 22nd to 25th. Floors, Torre A2
Condomínio Parque da Cidade, Vila Gertrudes – 04794-000
São Paulo – SP Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE:

Exhibits 1.A and 1.B to this Current Report on Form 6-K contains certain information relating to the financial position and financial results of BRF S.A., or the Company, as of March 31, 2023 and for the three months ended March 31, 2023 and 2022 and summarizes certain recent updates regarding the business and industry of the Company.

* * *

This Current Report on Form 6-K, including Exhibit 1.A and Exhibit 1.B hereto, includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance. These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause the Company’s actual financial condition and results of operations to differ materially from those set out in the Company’s forward-looking statements. You are cautioned not to put undue reliance on such forward-looking statements. The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements, whether because of new information, future events or otherwise. The risks and uncertainties relating to the forward-looking statements in this Current Report on Form 6-K, including Exhibit 1.A and Exhibit 1.B hereto, include those described under the captions “Forward-Looking Statements” in the Company’s annual report on Form 20-F for the year ended December 31, 2022.

Exhibit 1.B contains Non-GAAP financial measures. The Non-GAAP financial measures are not measures of financial performance calculated in accordance with IFRS and should not be considered replacements or alternatives to net income or loss, cash flow from operations or other IFRS measures of operating performance or liquidity. The Non-GAAP financial measures are provided to enhance overall understanding of the Company’s current financial performance and its prospects of the future. These measures may be different from the Non-GAAP financial measures used by other companies. Non-GAAP financial measures should solely be viewed in addition to, and not as a substitute for, the analysis of the Company’s results reported in accordance with IFRS. Non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with IFRS. The Presentation contains reconciliations of these Non-GAAP financial measures to the Company’s most directly comparable IFRS financial measures.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2023

BRF S.A.

By: /s/ Fabio Luis Mendes Mariano
Name: Fabio Luis Mendes Mariano
Title: Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1.A	Certain information relating to the financial position and financial results of the Company as of March 31, 2023 and for the three months ended March 31, 2023 and 2022, which is derived from our unaudited interim individual and consolidated financial statements as of March 31, 2023 and for the three-month periods ended March 31, 2023 and 2022.
1.B	Certain Updates Regarding the Business and Industry of the Company

Exhibit 1.A

Management’s discussion and analysis of financial condition and results of operations for the three months ended march 31, 2023 compared to the three months ended march 31, 2022

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with (i) our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2022, or 2022 Form 20-F, or audited consolidated financial statements, (ii) the information set forth under “Item 5. Operating and Financial Review and Prospects” in our 2022 Form 20-F and (iii) our unaudited interim individual and consolidated financial statements as of March 31, 2023 and for the three-months ended March 31, 2023 and 2022 (except for the disclosure under the heading “Management Report”) available on the Current Report on Form 6-K which we furnished to the SEC on May 16, 2023 (Acc-no: 0001292814-23-002296), or unaudited interim individual and consolidated financial statements. Unless the context otherwise requires, all references in this Exhibit 1.A to “BRF S.A.,” “BRF,” the “company,” “we,” “our,” “ours,” “us” and similar terms are to BRF S.A. and its consolidated subsidiaries and jointly controlled companies.

Results of Operations

Results of Operations as a Percentage of Net Sales for the Three Months Ended March 31, 2023 Compared to the Three Months Ended March 31, 2022

The following table sets forth the components of our results of operations in reais and as a percentage of net sales for the three months ended March 31, 2023 and 2022.

	Three Months Ended March 31,
	2023		2022
	(in thousands of reais)	(%)	(in thousands of reais)	(%)
Continuing Operations
Net sales	13,177,969	100.0	12,041,242	100.0
Cost of sales	(11,504,756)	(87.3)	(10,928,229)	(90.8)
Gross profit	1,673,213	12.7	1,113,013	9.2
Operating income (expenses)
Selling expenses	(1,770,641)	(13.4)	(1,490,602)	(12.4)
General and administrative expenses	(159,807)	(1.2)	(143,512)	(1.2)
Impairment loss on trade receivables	(6,507)	0.0	(3,303)	0.0
Other operating income (expenses), net	84,398	0.6	(2,673)	0.0
Income from associates and joint ventures	(17)	0.0	—	—
Loss before financial results and income taxes	(179,361)	(1.4)	(527,077)	(4.4)
Financial income	198,130	1.5	214,025	1.8
Financial expenses	(1,036,189)	(7.9)	(803,865)	(6.7)
Foreign exchange and monetary variations	(22,012)	(0.2)	(184,462)	(1.5)
Financial income (expenses), net	(860,071)	(6.5)	(774,302)	(6.4)
Loss before taxes	(1,039,432)	(7.9)	(1,301,379)	(10.8)
Income taxes	15,805	0.1	(245,082)	(2.0)
Loss from continuing operations	(1,023,627)	(7.8)	(1,546,461)	(12.8)
Loss from discontinued operations	—	—	(34,540)	(0.3)
Loss for the period	(1,023,627)	(7.8)	(1,581,001)	(13.1)
Net Loss from Continuing Operations Attributable to:
Controlling shareholders	(1,034,019)	(7.8)	(1,537,908)	(12.8)
Non-controlling interest	10,392	0.1	(8,553)	(0.1)
	(1,023,627)	(7.8)	(1,546,461)	(12.8)
Net loss from Discontinued Operations Attributable to:
Controlling shareholders	—	—	(34,540)	(0.3)
Non-controlling interest	—	—	—	—
Total	—	—	(34,540)	(0.3)

1

Presentation of Net Sales Information per Operating Segment

Our operating segments include: (i) Brazil; (ii) International, which concentrates all of our operations outside Brazil; and (iii) Other segments. These segments include sales through all of our distribution channels and operations. The Brazil and the International segments are subdivided according to the nature of products, as follows: (i) in-natura (production and sale of whole poultry and cuts and pork and other cuts) (ii) processed (production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products); and (iii) other sales (sale of flour for food service and others). Other segments is comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), healthcare (health and wellness) and pet food, as well as commercialization of agricultural products. See note 24 to our unaudited interim individual and consolidated financial statements for a breakdown of net sales by segment.

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

•	ICMS Taxes – ICMS is a state value-added tax on our gross sales in the Brazilian market at a rate that varies by state and product sold. Our average ICMS tax rate for the three months ended March 31, 2023 was 8.75%. However, exports are not subject to these taxes.
•	PIS and COFINS Taxes – The PIS and the COFINS taxes are federal social contribution taxes levied on gross revenues from the Brazilian market at the rates of 1.65% for PIS and 7.6% for COFINS for the three months ended March 31, 2023. However, (1) exports are not subject to these taxes, (2) we currently benefit from a reduction of the tax rate to zero with respect to our in natura pork and poultry cut and (3) our financial revenues are subject to PIS and COFINS at tax rates of 0.65% and 4.0%, respectively. For more information, see “Risk Factors—Risks Relating to Brazil— Changes in tax laws or changes in their interpretation may increase our tax burden and, as a result, negatively affect our results of operations and financial condition” in our 2022 Form 20-F.
•	Discounts, Returns and Other Deductions – Discounts, returns and other deductions are unconditional discounts granted to customers, product returns and other deductions from gross sales.

Most of our deductions from gross sales are attributable to the ICMS, PIS and COFINS taxes. As a result, our deductions from gross sales in the domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in our export markets.

The table below sets forth our gross sales and deductions for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31,
	2023	2022	Change
	(in thousands of reais)		(%)
Gross sales
Brazil	7,723,356	7,215,437	7.0
International	6,486,084	5,734,655	13.1
Other segment	770,019	796,367	(3.3)
Total	14,979,459	13,746,459	9.0
Sales deduction
Brazil	(1,305,084)	(1,332,279)	(2.0)
International	(356,647)	(238,127)	49.8
Other segment	(139,759)	(134,811)	3.7
Total	(1,801,490)	(1,705,217)	5.6
Net sales
Brazil	6,418,272	5,883,158	9.1
International	6,129,437	5,496,528	11.5
Other segment	630,260	661,556	(4.7)
Total	13,177,969	12,041,242	9.4

2

Three Months Ended March 31, 2023 Compared to the Three Months Ended March 31, 2022

The following discussion provides a comparison of our results of operations for the three months ended March 31, 2023 against our results of operations for the three months ended March 31, 2022, based on our unaudited interim individual and consolidated financial statements.

Net Sales

Our net sales increased R$1,136,727 thousand, or 9.4%, to R$13,177,969 thousand in the three months ended March 31, 2023 from R$12,041,242 thousand in the corresponding period in 2022, primarily due to an increase in volumes sold and in the average selling price of our products. We also reduced by more than four percentage points the discounts of products in the domestic market compared to the same period in the previous year, reinforcing the advances in the accuracy of our demand planning. We present below an explanation for the increase in net sales for each segment.

Brazil Segment

Net sales from our Brazil segment increased R$535,114 thousand, or 9.1%, to R$6,418,272 thousand in the three months ended March 31, 2023 from R$5,883,158 thousand in the corresponding period in 2022, primarily due to a 14.3% increase in the average selling price of products in the regular portfolio, with emphasis on the increase in the price of processed products, as a result of better commercial execution and disciplined management of our inventories. Further, the deceleration of inflation led to consumption scenario with lower pressure, when compared to the same period of the previous year, causing the consumer confidence index (ICC) to increase to 87.0 in March 2023 from 74.8 in March 2022, as reported by Instituto Brasileiro de Economia da Fundação Getulio Vargas.

The following table provides a breakdown of net sales for our Brazil segment.

Net Sales	Three Months Ended March 31,
	2023	2022	Change
	(in thousands of reais)		(%)
In natura	1,463,417	1,434,335	2.0
Processed	4,820,175	4,442,679	8.5
Other sales	134,681	6,144	2,092.1
Total	6,418,272	5,883,158	9.1

The following table sets forth our average selling prices in our Brazil segment.

Average Selling Prices	Three Months Ended March 31,
	2023	2022	Change
	(in reais per kg)		(%)
Brazil	12.25	10.72	14.3

International Segment

Net sales from our International segment increased R$632,909 thousand, or 11.5%, to R$6,129,438 thousand in the three months ended March 31, 2023 from R$5,496,528 thousand in the corresponding period in 2022, mainly due to the increase in our export volume, including expanding BRF’s share in Brazilian exports, highlighting the increase in chicken meat exports to countries in the Americas and in pork exports to China.

Despite the increase in volume, all international markets were pressured by the oversupply of global protein, especially chicken meat, directly impacting export prices. Thus, the average sales price was affected in the Direct Exports subsegment within our International segment both by global price pressure and by the impact of the product mix. In Halal, a positive highlight was the increased participation of value-added products in sales and for Turkey, which recovered its margins due to the passing on of prices.

3

The following table provides a breakdown of net sales for our International segment.

Net Sales	Three Months Ended March 31,
	2023	2022	Change
	(in thousands of reais)		(%)
In natura	5,106,882	4,574,197	11.6
Processed	975,072	864,770	12.8
Other sales	47,484	57,561	(17.5)
Total	6,129,438	5,496,528	11.5

The following table sets forth our average selling prices for our International segment.

Average Selling Prices	Three Months Ended March 31,
	2023	2022	Change
	(in reais per kg)		(%)
International	11.48	11.72	(2.1)

Other Segment

Net sales from our Other segment decreased R$31,296 thousand, or 4.7%, to R$630,260 thousand in the three months ended March 31, 2023, from R$661,556 thousand in the corresponding period in 2022, mainly as a result of the drop in volume and average selling price of ingredients, which historically follow the price of commodities, particularly given that in the first quarter of 2023 prices were pressured by the oversupply of chicken in international markets. This effect was partially mitigated by the performance of our Pet Food business unit, which showed volume stability and an increase in the average selling price.

The following table provides a breakdown of net sales for our Other segment.

Net Sales	Three Months Ended March 31,
	2023	2022	Change
	(in thousands of reais)		(%)
Other Segment	630,260	661,556	(4.7)

The following table sets forth our average selling prices for our Other segment.

Average Selling Prices	Three Months Ended March 31,
	2023	2022	Change
	(in reais per kg)		(%)
Other Segment	5.39	5.22	3.2

Cost of Sales

Cost of sales totaled R$11,504,756 thousand in the three months ended March 31, 2023, an increase of 5.3% compared to R$10,928,229 thousand in the corresponding period in 2022. This increase in cost of sales for the three months ended March 31, 2023 is attributable to an increase of 2.4% in the average cost of goods sold despite the drop in prices of corn, soybean oil and soybean (a decrease of 7.7%, 17.9% and 1.7% period-over-period, respectively), explained by (i) an increase of 9.7% period-over-period in the price of soybean meal; (ii) an increase in the cost of labor (accumulated 12-month Brazilian National Consumer Price Index reached 4.4% in March 2023); (iii) an increase in fuel prices (with diesel having increased by 5.1% period-over-period according to the Brazilian National Agency of Petroleum, Natural Gas and Biofuels – (Agência Nacional do Petróleo - ANP)) and sea freight, which adversely impacted transport costs; and (iv) inflationary effects on goods and services, with an increase of 4.65% in the Brazilian Extended National Consumer Price Index (IPCA).

4

Gross Profit

Our gross profit increased R$560,200 thousand, or 50.3%, to R$1,673,213 thousand in the three months ended March 31, 2023 from R$1,113,013 thousand in the corresponding period in 2022, with a gross margin of 12.7% in the three months ended March 31, 2023 compared to 9.2% in the corresponding period in 2022. This increase in gross margin was driven primarily by improved performance in the Brazil segment, due to operational advances, better commercial execution and disciplined management of our inventories, resulting in a 14.3% period-over-period increase in the average selling price in the Brazil segment. This evolution of our results in Brazil was partially offset by the performance of the International segment, which was affected by the deterioration of export prices in all markets as a result of the global oversupply of protein, mainly chicken.

The following table provides a breakdown of our gross profit for our Brazil, International and Other segments.

	Three Months Ended March 31,
Gross profit	2023	2022	Change
	(in thousands of reais, except where indicated)		(%)
Brazil	1,146,423	192,628	495.1
International	351,334	771,665	(54.5)
Other segment	175,456	148,720	18.0
Total	1,673,213	1,113,013	50.3

Operating Income (Expenses)

Our operating expenses increased by 13% in the three months ended March 31, 2023, to R$1,852,574 thousand in the three months ended March 31, 2023 from R$1,640,090 thousand in the three months ended March 31, 2022, primarily due to the drivers described below.

Selling Expenses

Our selling expenses increased by R$280,039 thousand, or 18.8%, to R$1,770,641 thousand in the three months ended March 31, 2023 from R$1,490,602 thousand in the corresponding period in 2022, primarily as a result of the increase in freight and fuel tariffs both for domestic and international logistics, and greater investments in marketing campaigns for cold cuts, Hot Bowls - our new ready-meal product, the Perdigão brand and spreads. Our selling expenses represented 13.4% of the net sales in the three months ended March 31, 2023, an increase of 1.0 p.p. compared to 12.4% in the three months ended March 31, 2022.

General and Administrative Expenses

Our general and administrative expenses increased R$16,295 thousand, or 11.4%, to R$159,807 thousand in the three months ended March 31, 2023 from R$143,512 thousand in the corresponding period in 2022. The increase was mainly due to higher information technology expenses related to digital transformation, and depreciation and amortization expenses.

Other Operating Income (Expenses), Net

Other operating income (expenses), net, amounted to an income of R$84,398 thousand in the three months ended March 31, 2023, compared to an expense of R$2,673 thousand in the corresponding period in 2022. This change is mainly explained by the (i) proceeds derived from the sale of a disused farm, a non-core asset and (ii) expenses related to investigations related to the Carne Fraca and Trapaça operations in which we are involved, amounting to R$2,221 thousand in the three months ended March 31, 2023 and R$180 thousand in the three months ended March 31, 2022 (as indicated in note 24 to our unaudited interim individual and consolidated financial statements).

5

Loss Before Financial Results and Income Taxes

Our loss before financial results and income taxes decreased R$347,716 thousand, or 66.0%, to R$179,361 thousand in the three months ended March 31, 2023, from a loss of R$527,077 thousand in the corresponding period in 2022.

The table below sets forth our loss before financial results and income taxes for each segment and for Corporate:

Income (Loss) Before Financial Results and Income Taxes	Three Months Ended March 31,
	2023	2022	Change
	(in thousands of reais)		(%)
Brazil	136,188	(762,892)	(117.9)
International	(495,454)	151,103	(427.9)
Other Segment	100,566	86,243	16.6
Subtotal	(258,700)	(525,546)	(50.8)
Corporate	79,339	(1,531)	(5,282.2)
Total	(179,361)	(527,077)	(66.0)

Financial Income (Expenses), Net

Financial income (expenses), net increased R$85,769 thousand, or 11.1%, to R$860,071 thousand in the three months ended March 31, 2023, from R$774,302 thousand in the corresponding period in 2022. This increase in financial expenses, net is mainly a result of the increase by R$106,879 thousand in interest expenses during the first quarter of 2023, mainly due to higher interest expenses in reais, of R$155,764 thousand, as a result of an increase in the Interbank Certificate of Deposit, or CDI, rate in the period (accumulated DI of 3.25% in the first quarter of 2023, compared to 2.47% in the first quarter of 2022), as well as an increase in our debt balance exposed to the CDI. This increase was partially offset by the R$48,886 thousand reduction in interest expenses in other currencies, mainly as a result of the lower debt balance in foreign currency, mostly due to the maturity and repurchase of bonds in 2022.

Loss Before Taxes

As a result of the above, our loss before income taxes amounted to R$1,039,432 thousand in the three months ended March 31, 2023, a decrease from a loss before income taxes of R$1,301,379 thousand in the corresponding period in 2022.

Income Taxes

Our income taxes amounted to a benefit of R$15,805 thousand in the three months ended March 31, 2023, compared to an expense with income taxes of R$245,082 thousand in the corresponding period in 2022. Our effective tax rate in the three months ended March 31, 2023 represented a benefit of 1.5% compared to an effective tax rate that represented an expense of 18.8% in the corresponding period in 2022. This change was primarily due to the effects of the foreign exchange variation on our investments in foreign subsidiaries and tax losses generated in each period without the recognition of deferred tax assets.

Loss from Continuing Operations

Loss from continuing operations decreased by R$522,834 thousand, or 33.8%, to R$1,023,627 thousand in the three months ended March 31, 2023, from R$1,546,461 thousand in the corresponding period in 2022, mainly due to improved performance in the Brazil segment, due to operational advances, better commercial execution and disciplined management of our inventories, as indicated above, partially offset by the performance of the International segment, which was affected by the deterioration of export prices in all markets as a result of the global oversupply of protein, mainly chicken and an increase in financial expenses, net.

6

Loss from Discontinued Operations

We did not register any Loss from discontinued operations in the three months ended March 31, 2023, while Loss from discontinued operations in the three months ended March 31, 2022 amounted to R$34,540 thousand.

Loss for the Period

As a result of the foregoing, we recorded a loss of R$1,023,627 thousand in the three months ended March 31, 2023, a decrease of R$557,374 thousand, or 35.3%, as compared to a loss of R$1,581,001 thousand in the corresponding period in 2022.

Liquidity and Capital Resources

As of March 31, 2023, we held R$8,466,482 thousand in cash and cash equivalents. Of that amount, R$3,273,504 thousand, or 39%, was held in jurisdictions outside Brazil. We regularly review the amount of cash and cash equivalents held outside of Brazil to determine the amounts necessary to fund the current operations of our foreign subsidiaries and their growth initiatives as well as amounts needed to service our Brazilian indebtedness and related obligations. If these amounts are moved out of these jurisdictions or repatriated to Brazil, we may be subject to Brazilian tax upon repatriation.

Our general and current liquidity ratios as of March 31, 2023 were 0.79 and 1.19, respectively.

Our main cash requirements are the servicing of our debt, capital expenditures relating to expansion programs and acquisitions, and the payment of dividends and interest on shareholders’ equity. Our primary cash sources have been cash flows from operating activities, loans and other financings and sales of marketable securities. Although we have substantial debt that will mature in coming years, we believe that our current cash and cash equivalents, along with our cash flows from operating activities and plans for the extension of the maturity of a portion of our current indebtedness will be sufficient to cover our working capital needs and the service of our indebtedness in the ordinary course of our business.

Cash Flows

	Three Months Ended March 31,
	2023	2022
	(in thousands of reais)
Net cash provided by (used in) operating activities	594,414	(1,615,590)
Net cash used in investing activities	(670,599)	(798,526)
Net cash provided by financing activities	508,564	4,572,551
Effect of exchange rate variation on cash and cash equivalents	(96,826)	(605,009)
Net increase in cash and cash equivalents	335,553	1,553,426

Cash Flows Provided by (Used in) Operating Activities

We recorded net cash flows provided by operating activities of R$594,414 thousand in the three months ended March 31, 2023, compared to cash flows used in operating activities of R$1,615,590 thousand in the corresponding period in 2022. This positive variation of R$2,210,003 thousand is mainly due to a decrease in loss from continuing operations (amounting to R$522,834 thousand) and due to a decrease in derivative financial instruments losses (amounting to R$1,504,197 thousand).

Cash Flows Used in Investing Activities

We recorded net cash flows used in investing activities of R$670,599 thousand in the three months ended March 31, 2023, compared to net cash flows used in investing activities of R$798,526 thousand in the corresponding period in 2022. This decrease of R$127,928 thousand in cash flows used in investing activities is mainly related to a reduction in investment in property, plant and equipment and to the fact that there was no significant capital increase in affiliates during the first quarter of 2023.

7

Cash Flows Provided by Financing Activities

We recorded net cash flows provided by financing activities of R$508,564 thousand in the three months ended March 31, 2023, compared to net cash flows provided by financing activities of R$4,572,551 thousand in the corresponding period in 2022. This decrease of R$4,063,987 thousand is mainly a reflection of the absence of proceeds derived from new equity offerings in the first quarter of 2023, compared to proceeds of R$5,282,038 thousand derived from our equity follow-on completed in the first quarter of 2022, partially offset by an increase in proceeds from debt issuance, mainly working capital, of R$1,574,454 thousand in comparison to the first quarter of 2022.

Our Indebtedness

We use the net proceeds of our indebtedness primarily for capital expenditures and expenditures associated with the production process and for maintaining liquidity.

The following table sets forth our net indebtedness (according to the type of debt and currency) net of cash, cash equivalents, marketable securities, restricted cash and derivative financial instruments for the periods indicated.

	As of March 31,	As of December 31,
	2023	2022
	(in thousands of reais, except where indicated)
Total loans and borrowings (current and non-current)	(24,531,596)	(23,517,000)
Local currency	(11,331,775)	(10,967,819)
Foreign currency	(13,199,821)	(12,549,181)
Cash, cash equivalents and current and non-current marketable securities and restricted cash	9,390,493	9,045,421
Derivative financial instruments, net (current and non-current)	(153,579)	(126,019)
Net Debt(1)	(15,294,682)	(14,597,598)

(1)	We define Net Debt as total loans and borrowings (current and non-current) plus derivative financial instruments, net (current and non-current) minus cash and cash equivalents (including marketable securities, current and non-current, and restricted cash, current and non-current). Net Debt is a supplemental measure of our financial condition and used in making certain management decisions. It is not a prescribed measure under IFRS.

Our Net Debt for the period ended March 31, 2023 was R$15,294.7 thousand, an increase of 4.8% with respect to December 31, 2022, mainly as a result of the use of seasonal cash and the exchange rate variation of our gross debt during the entire period.

The table below provides a further breakdown of our indebtedness by type of debt.

	As of March 31, 2023			As of December 31, 2022
	Current Loans and Borrowings	Non-current Loans and Borrowings	Total Loans and Borrowings	Total Loans and Borrowings
	(in thousands of reais)
Working capital	608,771	2,663	611,434	409,186
Certificate of agribusiness receivables	1,035,641	—	1,035,641	999,646
Development bank credit lines	—	—	—	0,00
Debentures	92,592	5,999,331	6,091,923	5,940,146
Export credit facility	362,821	3,197,030	3,559,851	3,613,555
Other	32,926	—	32,926	5,286
Total local currency	2,132,751	9,199,024	11,331,775	10,967,819
Bonds	1,219,367	10,244,281	11,463,648	11,902,290
Export credit facility	150,000	—	150,000	132,887
Advances for foreign exchange rate contracts	304,824	—	304,824	0,00
Working capital	485,602	795,747	1,281,349	514,004
Total foreign currency	2,159,793	11,040,028	13,199,821	12,549,181
Total	4,292,544	20,239,052	24,531,596	23,517,000

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The maturity schedule of our indebtedness is as follows:

	As of March 31, 2023
	(in thousands of reais)
	Principal	Interest
Current (April 1, 2023 through March 31, 2024)	4,022,552	1,545,042
Noncurrent:	—	—
2024 (April 1, 2024 through December 31, 2024)	1,835,600	822,067
2025	1,198,376	1.134,491
2026	4,065,908	1,044,294
2027	2,979,448	845,126
2028 onwards	10,724,714	5,548,848

Our principal debt instruments as of March 31, 2023 are described below. For more information on these facilities, including information on average interest rates and weighted average maturities, see note 15 to our unaudited interim individual and consolidated financial statements.

For more information regarding out indebtedness, see note 23.1(i) to our unaudited interim individual and consolidated financial statements.

Local Currency Debt

Working Capital Facilities

Rural Credit Financing. We had rural credit loans in the amount of R$354,838 thousand as of March 31, 2023 with Santander under a Brazilian federal government program that offers favorable interest rates of 10.75% per year, as an incentive to invest in rural activities, with maturity in 2023. We generally use the proceeds of these loans for working capital. These credit lines are included under “Working capital” in the table above.

Other Working Capital Facilities. We had other working capital facilities in the amount of R$256,596 thousand as of March 31, 2023 with several commercial banks, with maturity in 2024. We generally use the proceeds of these loans for working capital. These credit lines are included under “Working capital” in the table above.

Certificate of Agribusiness Receivables (CRAs)

On December 16, 2016, we concluded an issuance of CRAs related to the public offer of distribution of the 1st and 2nd Series of the 1st Issue of Vert Companhia Securitizadora, in the amount of R$1.5 billion, net of interest. The principal of the CRAs of the 1st Series totalled R$780 million and matured in a single installment on December 16, 2020, with interest payable every eight months. The principal of the CRAs of the 2nd Series totalled R$720 million and matures in a single installment on December 18, 2023, with interest payable every 16 or 18 months. The CRA are backed by credits arising from our exports contracted with BRF Global GmbH and BRF Foods GmbH and were assigned and/or pledged to Vert Companhia Securitizadora. As of March 31, 2023 the balance of these CRAs totaled R$1,035,641 thousand.

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Debentures

On July 1, 2019, we completed a public offering in Brazil of non-convertible unsecured debentures in the aggregate amount of R$750,000 thousand—R$70,000 thousand aggregate principal amount of which bear interest based on a rate of CDI plus a spread of 0.8% per year and matured in 2022, R$411,732 thousand aggregate principal amount of which bear interest based on the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) rate plus a spread of 5.5% per year and mature in 2025 and 2026 and R$268,268 thousand aggregate principal amount of which bear interest based on the CDI rate plus a spread of 1.45% per year and mature in 2025 and 2026. As of March 31, 2023 the outstanding principal and interest amount of the debentures was R$873,291 thousand.

On July 14, 2020, we concluded a debenture issuance in the amount of R$2,200,000 thousand. We issued in two series 2,200,000 non-convertible unsecured debentures with nominal unit value of R$1,000.00, which were privately placed with VERT Companhia Securitizadora to back its 46th issuance of CRAs. A description of the series of this debenture issuance is below:

•	First Series: The principal amount of the 705,000 debentures of the 1st series matures in a single installment on July 15, 2027, with interest payable every six months. The debentures of the 1st series bear interest equal to IPCA plus 5.30% per year; and
•	Second Series: The principal amount of the 1,495,000 debentures of the 2nd series matures in three installments, the first on July 17, 2028 (33.33% of the updated outstanding principal amount), the second on July 16, 2029 (50% of the updated outstanding principal amount) and the third on July 15, 2030 (100% of the updated outstanding principal amount), with interest payable every six months. The debentures of the 2nd series bear interest equal to IPCA plus 5.60% per year.

As of March 31, 2023 the outstanding principal and interest amount of the debentures was R$2,393,675 thousand.

On June 2, 2021, we concluded a debenture issuance in the amount of R$1,000,000 thousand. We issued 1,000,000 non-convertible unsecured debentures with nominal unit value of R$1,000.00, which were privately placed with VERT Companhia Securitizadora to back its 60th issuance of CRAs. The principal amount matures in a single installment on May 14, 2031, with interest payable every six months. The debentures bear interest equal to IPCA plus 4.7843% per year. As of March 31, 2023, the outstanding principal and interest amount of the debentures was R$1,047,592 thousand.

On July 13, 2022, we concluded a debenture issuance in the amount of R$1,700,000 thousand. We issued in two series 1,700,000 non-convertible unsecured debentures with nominal unit value of R$1,000.00, which were privately placed with VERT Companhia Securitizadora to back its 78th issuance of CRAs. A description of the series of this debenture issuance is below:

•	First Series: The principal amount of the 710,000 debentures of the 1st series matures in a single installment in 2027, with interest payable every six months. The debentures of the 1st series bear interest equal to CDI plus 1.25% per year; and
•	Second Series: The principal amount of the 990,000 debentures of the 2nd series to be paid in three installments, the first in 2030, the second in 2031, and the third in 2032, with interest payable every six months. The debentures of the 2nd series bear interest equal to IPCA plus 6.83% per year.

As of March 31, 2023 the outstanding principal and interest amount of the debentures was R$1,777,366 thousand.

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Export Credit Facilities

Export Credit Notes. We have export credit notes in local currency, totaling R$559,851 thousand as of March 31, 2023. These notes bear interest at CDI rates, and mature between 2023 and 2028. These credit lines are included under “Export credit facilities” in the table above.

Other

State Tax Incentive Financing Programs. We also had R$32,926 thousand outstanding as of March 31, 2023 under credit facilities offered by the State of Goiás under tax incentive programs to promote investments in such state. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in that state. The credit facilities have a 20-year term from 2019 and fixed or variable interest rates based on the IGP-M plus a margin. This credit line is included under “Other” in the table above.

Foreign Currency Debt

As of March 31, 2023, December 31, 2022, December 31, 2021 and December 31, 2020, we had total foreign currency-denominated loans and borrowings representing 53.8%, 53.4%, 64.2% and 70.2% of our total loans and borrowings.

Bonds

2023 Notes. On May 15, 2013, we issued senior notes in an aggregate principal amount of US$500,000 thousand, or the 2023 Notes. The 2023 Notes bear interest at a rate of 3.95% per year and matured on May 22, 2023. In September 2019, we repurchased US$154,011 thousand in aggregate principal amount of the 2023 Notes. In July 2020, we repurchased US$60,567 thousand in aggregate principal amount of the 2023 Notes in a tender offer. In September 2020, we repurchased US$51,389 thousand in aggregate principal amount of the 2023 Notes in a tender offer. The 2023 Notes were settled in May 22, 2023.

2024 Notes. On May 15, 2014, we issued senior notes in an aggregate principal amount of US$750,000 thousand, or the 2024 Notes. The 2024 Notes bear interest at a rate of 4.75% per year and mature on May 22, 2024. In September 2019, we repurchased US$230,957 thousand in aggregate principal amount of the 2024 Notes in a tender offer. In July 2020, we repurchased US$64,144 thousand in aggregate principal amount of the 2024 Notes in a tender offer. In September 2020, we repurchased US$158,351 thousand in aggregate principal amount of the 2024 Notes in a tender offer. As of March 31, 2023, the outstanding principal and interest amount of the 2024 Notes amounted to R$1,475,806 thousand.

2026 Notes. On September 29, 2016, we, through our wholly-owned subsidiary BRF GmbH, issued senior notes in the aggregate principal amount of US$500,000 thousand, or the 2026 Notes. The 2026 Notes bear interest at a rate of 4.35% per year and mature on September 29, 2026. In September 2020, we repurchased US$718 thousand in aggregate principal amount of the 2026 Notes in a tender offer. As of March 31, 2023, the outstanding principal and interest amount of the 2026 Notes amounted to R$2,513,021 thousand.

2030 Notes. On September 19, 2019, we issued senior notes in an aggregate principal amount of US$750,000 thousand, or the 2030 Notes. The 2030 Notes bear interest at a rate of 4.875% per year and mature on January 24, 2030. In June 2021, we repurchased US$59,402 thousand in aggregate principal amount of the 2030 Notes in a tender offer. As of March 31, 2023, the outstanding principal and interest amount of the 2030 Notes amounted to R$2,995,642 thousand.

2050 Notes. We issued senior notes in an aggregate principal amount of US$500,000 thousand on September 21, 2020 and additional senior notes in an aggregate principal amount of US$300,000 thousand on October 26, 2020 (collectively, the 2050 Notes) for an aggregate amount of the series of US$800,000 thousand. The 2050 Notes bear interest at a rate of 5.750% per year and mature on September 21, 2050. As of March 31, 2023, the outstanding principal and interest amount of the 2050 Notes amounted to R$3,313,854 thousand.

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Export Credit Facilities

We have an export facility with a balance of R$150.0 million as of March 31, 2023. Our indebtedness under these facilities is denominated in U.S. dollars and mature in 2024. These facilities bear interest at an average rate of 7.87%. We were granted a loan from one or more creditors, which is guaranteed by receivables related to the export of our products in the ordinary course.

Exchange Contract Advance

Exchange Contract Advance. The indebtedness under these facilities is denominated in U.S. dollars, with maturity dates in 2024. Interest under these facilities accrues at a fixed rate. These facilities are generally guaranteed by BRF S.A. As of March 31, 2023, the outstanding principal and interest amount of these facilities totaled R$304,824 thousand.

Working Capital

Working Capital in Foreign Currency. These are funds obtained from financial institutions, mainly used for working capital and short-term import financing operations of subsidiaries principally located in Turkey and United Arab Emirates. This funding is denominated in Turkish lira and Dirham, with remaining maturity dates from 2023 through 2027. As of March 31, 2023, the aggregate principal amount outstanding under these working capital facilities was equivalent to R$1,281,349 thousand.

Derivatives

Within the scope of the Financial Risk Management Policy, we entered into currency derivative contracts with a fair value receivable of R$127.6 million and fair value payable of R$303.8 million, commodity derivative contracts that had positive fair value of R$23.7 million and negative fair value of R$81.0 million, and interest rate derivative contracts that had fair value receivable of R$81.5 million and fair value payable of R$1.6 million with various financial institutions and different maturity dates, in each case as of March 31, 2023. The counterparties include several Brazilian financial institutions and involve interest rate swaps, the purchase and sale of non-deliverable forwards and options of currencies and commodities. The derivatives mature between 2023 and 2026. These derivatives are recorded in our statement of financial position as derivative financial instruments.

Other Lines of Credit

In order to maintain a conservative and sustainable short-term liquidity position, on December 27, 2019, we contracted with Banco do Brasil a revolving credit line in the amount of up to R$1,500.0 million, maturing in three years, and renewed in October 2022 for additional two years. On October 28, 2020, we contracted an additional revolving credit line with Banco do Brasil, up to the limit of R$1,500.0 million, for a period of three years. Such lines of credit may be fully or partially disbursed at our discretion. On March 31, 2023, the lines were available, but had not been used.

Investment Fund in Credit Rights Receivables

On December 18, 2018, we established an investment fund in credit rights receivables (Fundo de Investimento em Direitos Creditórios) or FIDC. We assign to the FIDC, and its sole objective is to acquire, from time to time, our receivables generated from commercial transactions between us and our customers in Brazil. The FIDC is a closed-ended fund and its quotas shall be repaid within five years. As of March 31, 2023, the FIDC held receivables in the amount of R$14,972 thousand.

Covenants and Covenant Compliance

Several of the instruments governing our indebtedness contain limitations on liens, and some of the instruments governing our indebtedness contain other covenants, such as limitations on mergers and sales of assets and transactions with affiliates, and include provisions regarding disposal of corporate control and change of control.

As of March 31, 2023, we were in compliance with the covenants contained in our debt instruments. Our debt instruments include customary events of default. The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of those instruments could trigger an event of default under other indebtedness or enable a creditor under another debt instrument to accelerate that indebtedness.

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Exhibit 1.B

Unless the context otherwise requires, all references in this Exhibit 1.B to “BRF S.A.,” “BRF,” the “company,” “we,” “our,” “ours,” “us” and similar terms are to BRF S.A. and its consolidated subsidiaries and jointly controlled companies.

Certain updates regarding the business and industry of the company

Presentation of Financial and Other Information

The information below supplements the information included in our annual report on Form 20-F for the year ended December 31, 2022, or 2022 Form 20-F, and should be read in conjunction with it.

Non-IFRS Measures

We regularly monitor a number of financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions, some of which are non-IFRS measures. A non-IFRS measure is generally defined as one that purports to measure historical financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. Non-IFRS financial measures do not have standardized meanings nor definitions and may not be directly comparable to similarly titled measures adopted by other companies due to differences in the way non-IFRS financial measures are calculated.

We present the following Non-IFRS measures in this Presentation of Financial and Other Information:

•	Net Debt. We define Net Debt as current and non-current loans and borrowings minus cash and cash equivalents, minus current and non-current marketable securities minus current and non-current restricted cash, minus current and non-current derivative financial instruments, net. Net Debt is a supplemental measure of our financial condition and used in making certain management decisions. Our presentation of Net Debt is not meant to suggest that all of our cash, cash equivalents, current and non-current marketable securities and current and non-current restricted cash are available to service our debt, particularly as a portion of our cash and cash equivalents are used for working capital purposes and part of our cash is restricted.
•	Adjusted EBITDA. We define Adjusted EBITDA, in accordance with the guidelines under CVM Resolution No. 156, dated June 23, 2022, as net income (loss) for the relevant period before income tax, financial income (expenses), net (comprised of interest on cash and cash equivalents, interest on recoverable taxes and other financial income, interest expenses on loans and financing and adjustment to present value and for the effect of exchange variation on assets and liabilities and derivative financial instruments, net), depreciation, amortization and depletion, as adjusted to deduct loss from discontinued operations, costs and expenses with the Carne Fraca and Trapaça operations, restructuring expenses, expenses with acquisitions and integrations, increase or decrease in the fair value of forests, debt transactions/instruments designated as hedge accounting, net losses with hyperinflation and income from associates and joint ventures. We use Adjusted EBITDA as a supplemental measure of our financial performance as well as of our ability to generate cash from operations. Adjusted EBITDA is not a prescribed measure under IFRS and should not be considered as a substitute for net income (loss), cash flow from operations or the basis for dividend distribution or other measures of operating performance determined in accordance with IFRS.
•	Adjusted EBITDA Margin. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by net sales.

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These non-IFRS financial measures should be considered in addition to results prepared in accordance with IFRS, but not as substitutes for IFRS results. These non-IFRS financial measures are provided as additional information to enhance investors’ overall understanding of the historical and current financial performance of our operations. You should not rely on information not defined under IFRS as a substitute for the IFRS measures of earnings, cash flows or net profit (loss) in making an investment decision.

Last Twelve Months (“LTM”) Information

This Exhibit 1.B contains certain financial information for the twelve-month period ended March 31, 2023. Financial information for the twelve-month period ended March 31, 2023 has been calculated by adding our results of operations for the three months ended March 31, 2023 to the results of operations for the year ended December 31, 2022, and subtracting the results of operations for the three months ended March 31, 2022. Financial information for the twelve-month period ended March 31, 2022 has been calculated by adding our results of operations for the three months ended March 31, 2022 to the results of operations for the year ended December 31, 2021, and subtracting the results of operations for the three months ended March 31, 2021.

As our financial year ends on December 31, the presentation of this information is not made in accordance with IFRS. We present this data as a supplemental measure for investors in assessing our performance. This data is not necessarily indicative of the results that may be expected for the year ending December 31, 2023, and should not be used as the basis for, or prediction of, annualized calculation.

Market Information

The market information included in this Exhibit 1.B concerning the Brazilian economy and the domestic and international agriculture industry was obtained from market research, publicly available information and industry publications from established public sources, such as the Central Bank, as well as from other public institutions and independent sources as indicated throughout this Exhibit 1.B. We believe that such information is true and accurate as of the date it was made available, although we have not independently verified it.

Rounding

Certain percentages and amounts included in this Exhibit 1.B have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

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Summary

Overview

BRF S.A. is one of the largest producers of protein foods in the world in terms of production capacity, according to WattAgNet, with a portfolio of approximately 5,500 stock keeping units (“SKUs”), as of March 31, 2023, serving more than 300,000 consumers in more than 120 countries. We operate in a large and growing market supported by positive demographic growth trends. We are committed to operating our business and delivering products to our global customer base in line with our core values: quality, safety and integrity. Our processed products include marinated and frozen chicken, Chester® rooster and turkey meats, specialty meats, frozen processed meats, frozen ready meals, portioned products and sliced products, among others. We also sell margarine, butter, cream cheese, sweet specialties, sandwiches, plant-based products, animal feed and pet food. We own renowned brands in Brazil and abroad such as (i) Sadia (top-of-mind brand for 10 consecutive years in Brazil, according to a research conducted by Kantar and presented in the Kantar Insights Brand Tracking 2022 report (the “Kantar Report”) and company data), (ii) Perdigão (the brand with the highest household penetration in Brazil according to the Kantar Report and company data), (iii) Qualy (top-of-mind brand and innovation leader in Brazil for more than 10 years according Folha Top of Mind - Datafolha and company data), (iv) Sadia Halal (the number one brand in poultry in the halal industry in the Gulf Cooperation Council (“GCC,” which member states are the United Arab Emirates, Saudi Arabia, Qatar, Oman, Kuwait and Bahrain), with 33.4% of the interviewees under a research conducted by IPSOS quoting Sadia Halal as their preferred brand), (v) Banvit, which is the preferred brand for 49.0% of interviewees in Turkey and (vi) Perdix, Confidence and Hilal, among other regional brands. For the year ended December 31, 2022, we were responsible for 8.1% of the world’s poultry trade, according to the United States Department of Agriculture (USDA).

Under a research presented in the Kantar Report, 43% of the interviewees considered Sadia or Perdigão their preferred brand in the Brazilian food industry. On a standalone basis, Sadia was the second most quoted preferred brand (chosen by 27% of the interviewees) and Perdigão the third (chosen by 16% of the interviewees) in the Brazilian food industry.

In addition, considering Qualy, Deline and Claybom combined, we are the number one brand in the Brazilian margarine market by revenue. Under a research conducted by Kantar in 2022, Qualy came first as the number one margarine brand with 51% of the interviewees choosing it as their preferred brand. Under the same research, Deline was the fifth preferred brand chosen by 6% of the interviewees and Claybom by approximately 3% of the interviewees.

With what we believe to be a unique business model, we operate through a fully integrated value chain, with vast control in all steps of the production process, to deliver solutions from farm to table (i.e., from animal raising to the sale of products to end consumers) with increased efficiency and improved consumer experience.

Our portfolio strategy is focused on creating new, convenient, accessible, healthy and sustainable products for our consumers based on their needs and habits, combining practicality and adaptability to regional culture. We seek to achieve that goal by investing in innovation to increase our offer of high-value-added products, which represented 75.1% of total sales in Brazil in the first quarter of 2023. We believe that our vast portfolio based on high-value-added products is what makes us stand out from our competitors, strengthen our brands and build customer loyalty.

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Vast Portfolio Based on High Value-Added Products

The image below pictures how our fully integrated vale chain operates.

(1)       Direct suppliers of grains from the Cerrado and Amazonia biomes.

Our strategy also focus on diversification through the operation of complementary business units, such as Ingredients and Pet Food, which foster full integration of our business from farm-to-table. Through innovation, efficiency and sustainability, our independent Ingredients business unit generates high-performance agricultural raw materials to be used by us and our markets and is an important source of business integration, revenues maximization and efficiency. In the Pet Food business unit, we are the third largest player in Brazil, with a market share of 10% based on sales volume, according to company data. We operate four Pet Food factories distributed across the states of São Paulo, Rio Grande do Sul and Paraná, in Brazil, and Paraguay, producing a broad portfolio of products and brands such as Biofresh, Guabi Natural, Giran Plus, Balance, Three Dogs, Three Cats, PrimoCão, PrimoGato, Faro, Bônos, Apolo and Átila.

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Business Segments

We divide our operations in three business segments: Brazil, International and Other. Each business is further described below.

Brazil

The Brazil segment accounted for 50% of our net sales in 2022. We hold a 40% market share in the processed food industry in Brazil based on net sales and a 92% penetration rate in Brazilian households, according to Kantar Worldpanel. As of March 31, 2023, we operated 38 industrial plants in Brazil, of which 31 have meat processing facilities, three have margarine processing facilities, two have pasta processing facilities, three have soybean crushing facilities, three have feed meal facilities, one has a commercial feed meal facility and one has a dessert processing facility. To ensure efficiency, all these industrial plants are located near our raw material suppliers or main consumer centers.

We have an advanced logistics system in our domestic market, with a vast distribution network comprised of 53 distribution centers and transit points as of March 31, 2023, seven of which are owned by us and 46 of which are leased from third parties. Our distribution network is fully prepared to serve supermarkets, retail stores, wholesale stores, restaurants, and other clients. Our capillarity enables our products to reach Brazilian consumers countrywide. Through our extensive logistics network strategically revolved around the largest consumer markets, comprising a fleet of approximately 10,500 vehicles, we perform approximately 500,000 deliveries per month, serving 98% of Brazilian municipalities. Since 2015, we have travelled more than 60 million kilometers in the aggregate, which corresponds to approximately 1,500 laps around the earth.

We adopt an omnichannel strategy to provide top-notch consumer experience, including the offering of digital platforms focused on the end consumer (Mercato em Casa) and on business-to-business, or B2B, customers (Central BRF), through which we suggest purchase orders to customers based on the characteristics of their point of sale, increasing sale efficiency.

Logistics Network in Brazil

In Brazil, we serve more than 255,000 customers as of March 31, 2023. The growth of our customer base is supported by a combination of strong capillarity and our sales promotion team efforts. Our logistics network operates through traditional trade (sales to local markets and stores), modern trade (national and regional supermarkets) and food service (restaurants and fast food stores) channels, which represented, respectively, 56%, 38% and 6% of our net revenue, for 2022. Within the modern trade channel, our sales promoters are present in 75% of all stores in Brazil.

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International

The International segment accounted for 45% of our net sales in 2022, of which 25% derived from the Direct Exports and Asia business unit and 20% derived from our Halal Delivered Duty Paid (“DDP”) business unit. We are present in more than 120 countries, including the GCC countries, Turkey, China, Japan, Singapore and Chile.

Our Halal DDP business unit operates in Turkey and the GCC countries. We began our operations in the region during the 70’s, with the launch of Sadia brand in the GCC countries, then aired the first television commercial in the region during the 80’s and established our first regional office in Dubai in 2002. In Turkey and in the GCC, value added products accounted for 20% and 26% of our net sales in the first quarter of 2023, respectively. We have been focusing on the logistics for the region since 2009, with the implementation of an integrated distribution process in Saudi Arabia and in the United Arab Emirates in 2013-2014. As of March 31, 2023, we operated five industrial facilities for meat processing and one for pet food. Additionally, we operated 26 distribution centers and eight warehouses leased from third parties, as well as commercial offices on four continents.

Our international reach and strong logistics capabilities enable us to be a leading exporter from Brazil to Japan (poultry), China (pork) and the Middle East (poultry), as well as responsible for approximately 8% of total global poultry exports in 2022, serving approximately 50,000 clients in over 120 countries and capturing opportunities worldwide.

We hold a 36.9% consolidated market share based on net sales in the GCC countries through the Sadia brand, considering all product categories we offer in the GCC, and a 22.0% consolidated market share based on net sales in Turkey through the Banvit brand, also considering all product categories we offer in Turkey, according to Nielsen.

BRF’s Halal DDP Net Sales Breakdown by Country – 2022

In the GCC countries and Turkey, we also benefit from a robust logistics and distribution capacity comprised of approximately 700 trucks, 20 distribution centers, and 28 transit points, which deliver approximately 68,000 tons of products per month to more than 50,000 customers. In addition, our sales promoters cover approximately 95% of the traditional trade channels in those countries.

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Logistics Structure and Distribution Capacity in the GCC Countries and Turkey (Main Facilities)

Our Direct Exports and Asia business unit obtained more than 35 licenses to operate in new markets in 2022. Our top 10 export destinations accounted for 65% of our total net sales in the Direct Exports and Asia business unit in 2022.

Direct Exports and Asia Business Unit
Breakdown of 2022 Net Sales by Top 10 Countries

Other

The Other segment accounted for 5% of our net sales in 2022. This segment includes complementary businesses such as Ingredients and Pet Food. On February 2023, we announced that we are carrying out a competitive process to dispose of our pet foods operations, which comprise BRF Pet S.A., Mogiana Alimentos S.A. (which shares are owned by our subsidiaries Paraguassu Participações S.A. and Affinity Petcare Brasil Participações Ltda.), Hercosul Alimentos Ltda., Hercosul Soluções em Transportes Ltda., Hercosul Distribuição Ltda. and Hercosul International S.R.L. The competitive process is still in its initial stage, with preliminary conversations with potential interest parties.

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Additional Information

Our extensive portfolio is comprised of products sold both in Brazil and internationally:

•	Market Goods, including the following:
•	in natura meat, which we define as frozen whole chicken and cut chicken, as well as frozen pork and turkey;
•	Halal products for Islamic markets in accordance with the Halal method of animal slaughtering;
•	Processed Food Products, including the following:
•	marinated, frozen, seasoned whole chicken and cut chicken, roosters (sold under the Chester® brand);
•	specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and other smoked products;
•	snacks (salamitos);
•	frozen processed meats, such as hamburgers, steaks, breaded meat products, kibbeh and meatballs;
•	frozen prepared meals, such as lasagna, macaroni and cheese, pies, ready-to-eat meals and pizzas, as well as other frozen foods;
•	plant-based products, such as nuggets, pies, vegetables and burgers;
•	frozen desserts and cheese bread; and
•	spreads, like margarine, butter, cream cheese and pate.
•	Other, consisting of soy meal, refined soy flour, animal feed and pet food.

We are also focused on addressing the impact of climate change on the environment and our business. Among the initiatives that we have taken to reduce our exposure to climate change and to maintain our competitiveness in terms of costs is the monitoring of grain stocks and purchases and the constant monitoring of the weather in agricultural regions to guide our purchasing decisions, as well as anticipating price movements in the commodity markets. Other initiatives include technological innovations in our animal-raising facilities to improve efficiency and safeguard animal welfare. In addition, we recognize that consumers, investors and other stakeholders are more conscious of social and environmental aspects of the production chain. The commitment assumed by us to achieve Net Zero by 2040, established in 2021, was an important step in the climate agenda. We have taken initiatives to address this aspect, such as the Sustainable Grain Purchase Policy, which establishes guidelines with regard to commitments and principles to be applied in the business, with a focus on incorporating environmental, social and sustainable practices to manage our production chain. We also invested in clean energy in partnerships formed in 2021 with AES Brasil Energia and Ïntrepid Participações S.A., with which we expect will be possible to reach almost 90% of electricity from clean sources in our operations in Brazil. In 2022, we allocated R$92.1 million in the projects of clean energy, and we planted a renewable forest covering approximately 4 thousand hectares.

Strategically, we are focused on improving results, consolidating our leadership positions and achieve growth while preserving profitability. This strategy includes: (i) maximizing return on investment of our existing assets; (ii) allocating capital wisely; (iii) optimizing footprint and capturing efficiencies throughout the value chain and (iv) connecting with consumers’ needs and improving our mix of channels and products. We believe that this strategy may generate positive results in our Brazil and International segments. In Brazil, we are focused on ensuring progress in commercial execution and providing high quality service. In International, we plan to consolidate leadership and expand our value-added portfolio in the regions covered by the Halal DDP business unit, as well to regain leadership, expedite licenses and qualification requirements and develop business alternatives in the Direct Exports and Asia business unit.

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Our Strengths and Strategy

A Fully Integrated and Global Platform

We are leading players in Brazil, GCC and Turkey. We offer a fully integrated food platform, present in all stages of the complex value chain in which we operate, involving a number of partners selected based on sustainable criteria as well as our integrated farmers and outgrowers, production facilities, distribution centers, and omnichannel sales. Our leadership footprint is reflected in our 40% market share in the Brazilian processed food industry based on net sales according to Kantar Worldpanel, as well as a 36.9% market share in GCC countries and a 22.0% consolidated market share in Turkey, in each case based on net sales, considering all markets we serve in each region, according to Nielsen. Our robust operations include approximately 100,000 employees, 10,000 integrated farmers, 44 industrial plants across the Americas, Africa, Asia, Europe, Eurasia and the Middle East, 79 logistics centers, 121 countries, and sales channels that vary between traditional retail and other innovative omnichannel formats, such as Mercato em Casa, Mercato Sadia, online marketplaces and store-within-a-store concept.

Efficiency and Cost Control

We believe that we encourage a culture of excellence and for that reason we seek to constantly challenge ourselves to ensure operational efficiency using our programs and action plans. We seek to minimize our losses and improve our procurement and industrial process in order to consistently deliver profitability.

Such pursuit for high-precision cost control culture is increasingly important in order to navigate periods of exacerbated cost pressure and ensure profitability throughout the cycle. As an example, according to CEPEA/ESALQ, corn and soybean prices, which have a direct impact in our cost of goods sold, have increased over 50% from 2019 to 2022 in Brazil, on average, an unprecedented variation for the sector, while we managed in the same period to keep operating at margins considered adequate according to our evaluation.

An important tool to perpetuate our pursuit for excellence is what we call “SEO” – Sistema de Excelência Operacional (Operational Excellence System). The SEO intends to improve productivity and reduce costs worldwide as it is replicable in several geographies and ties into our digital processes by monitoring crops and estimating timing for potential price increases. Beginning in 2022 we implemented changes to simplify the SEO increasing efficiency and performance through production process indicators. In addition, we sought synergies between the SEO and +Excelência Logística programs looking to integrate these processes and optimize our production chain costs.

Also in 2022, we implemented a management model focused on operational efficiency and profitability that is already bringing positive results. Since the implementation of this model, we saved in operating expenses approximately R$130 million by improving operational indicators such as mortality, feed conversion and productivity. We also reduced costs related to idle capacity by R$50 million and performed a review of contracts in transportation, distribution and energy. We believe that these advances allow us to be ready to take advantage of the best opportunities in a more stable macroeconomic scenario in the future.

House of Strong and Top-of-Mind Brands

In 2022, BRF has reached 88 years of operations in the consumer food industry. We have decades of accumulated experience on consumer trends and behavior, providing us the knowledge to operate in the global food market. We seek to offer increasingly practical high value-added products within a strong portfolio of brands aiming to offer quality food in a way that improves people’s life, delivering products from farm to table. We believe that such expertise has contributed to the development of our brands in the Brazilian and international markets, reaching millions of households with Sadia, Qualy and Perdigão in Brazil and Sadia Halal and Banvit across the globe.

We believe our brands have contributed to the improvement of our results in 2022 and in the first quarter of 2023 due to increased awareness, which translated to approximately 350,000 active clients purchasing BRF brands in Brazil during the first quarter of 2023. We calculate active clients as the number of clients who purchased our products (directly or indirectly, through distributors) at least once during the last three months as of any given reference date. Such awareness contributed to promoting Sadia as the most valuable food brand in Brazil in 2022, for Qualy to be classified as an innovation leader brand and for Perdigão to be considered the most present brand in Brazilian households in 2022, each according to Kantar BrandZ, while also increasing our net sales by 11.3% in 2022 compared to 2021, and by 9.4% in the first quarter of 2023, compared to the first quarter of 2022.

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Additionally, we believe the improvement in innovation during 2022 was in part due to our robust and seasoned management team, which sought to create clear guidelines to promote flexibility in order to allow for quick decision-making throughout our organizational structure.

During the end of 2022, our brand also had an important movement as the only food company to sponsor the official television broadcast of the World Cup in Brazil. This investment gave us 28 days of high visibility in the media.

Omnichannel Strategy

We aim to continuously improve our collaborations with brick-and-mortar and digital initiatives, while advancing with our marketplace, bringing custom-made solutions to improve our level of service. By understanding our customers even more and exceeding their expectations, we intend to provide the best experience with our products, services and brands. As an example of such initiatives for greater proximity with customers, we opened a concept store (the Mercato Sadia) with digital solutions and a completely integrated online brand.

Ultimately, we aim for the consumer to be the central point of our sales strategy not only by being provided with value-added products, but also by having a stronger direct-to-consumer relationship through our own channels, whether digital or physical. In addition to Mercato Sadia and Mercato em Casa, we expect our partnerships with online marketplaces to play a key role in leveraging their current number of customers into having exposure to the BRF brands. Ongoing partnerships include iFood, Rappi, Magalu, Bees and others.

Additionally, our store-within-a-store concept holds more than 100 partnering stores in large retail chains in Brazil as of March 31, 2023, which is complementary to our e-commerce that already serves the majority of the national metropolitan areas.

Environmental, Social and Governance (ESG)

Our intention to offer quality food in a way that improves people’s lives is connected to our commitment to society and the planet. We expect our growth in the coming years to be aligned with a positive change in sustainability. One of our principles is to ensure the sustainable growth of our chain and we expect our efforts toward sustainability to be stronger by 2030.

According to an IBM Research involving 19,000 consumers in 28 countries released in early 2020, 57% of consumers were willing to change their purchasing habits to reduce negative environmental impact, and 71% were willing to pay an additional premium for companies offering full transparency with respect to the product. Therefore, we believe that adopting policies and guidelines for sustainable practices can be essential for our growth in the long run.

We expect that by 2025 approximately 90% of our energy requirement in Brazil will be supplied by clean and renewable sources (wind and solar). For instance, we entered into agreements for the implementation of clean energy projects, including a joint venture for the construction of a self-generated wind energy farm complex and a in a joint initiative with Intrepid Participações S.A., we will seek to implement a park for self-generation of solar energy in the Brazilian state of Ceará. Additionally, in partnership with Banco do Brasil, we have committed to facilitate access to loans for the financing of solar panel installation to integrated farmers with whom we trade, representing an expected investment of more than R$200 million. We are confident that our producers and partners will remain devoted to this project, and together with Banco do Brasil, we expect to build solar farms to reduce indirect emission.

As to social aspects, we seek to maintain an open dialogue with society, and expect to keep developing the communities where we operate and encouraging innovation and knowledge. We value education and inclusion, and we expect to keep contributing to the development of communities where we operate. We have also donated approximately R$100 million to communities where we operate in Brazil and abroad to combat the COVID-19 pandemic throughout 2020, 2021 and 2022, and we are one of the largest employers of refugees in Brazil, employing over 5,000 people displaced by war, conflict or persecution.

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With respect to governance practices, we seek to maintain a clear link between ESG targets and our variable compensation programs, especially for the senior executives that are driving our long-term strategy. New policies are already in place to ensure that we comply with guidelines regarding human rights, sustainability, including sustainable purchase of grains moving forward. Such is our commitment with governance that we have already been awarded with the Transparency Award for our Integrated Report, IIA and ISO 37,001 certifications.

We have a sustainability committee that advises our board of directors on topics related to sustainability, monitors the progress of our ESG strategy and the implementation of ESG practices. In 2022, we also established an Internal Net Zero Committee composed of leaders from strategic areas, which monitors the performance of our greenhouse gas targets and the planned projects and initiatives.

As a founding member of the Brazilian GHG Protocol Program, we have followed its methodology for calculating the annual greenhouse gas inventory for over 10 years. In 2021, we took the digital journey towards the global management of greenhouse gas emissions through the use of an automated tool for data collection and calculation of emissions, increasing the accuracy and frequency of monitoring scope 1 (direct emissions from our operations) and scope 2 (indirect emissions from energy consumption). Currently, our sources of scope 3 emissions (indirect emissions not included in scope 2 that occur in the value chain) refer to upstream logistics, external waste treatment and business travel; however the complete roadmap of emissions in the value chain is under development, with completion forecasted for 2040. Our inventory of greenhouse gas emissions regarding our operations in 2021 was subject to third-party verification and awarded a gold stamp by the Brazilian GHG Protocol Program in October 2022.

In 2022 we delivered 100% traceability of grains from direct suppliers purchased from the Amazon and Cerrado Biomes and 45% traceability of indirect suppliers of these biomes. We reduced absolute greenhouse gas emissions by 26% in scope 1 (our direct emissions) and scope 2 (indirect emissions from energy acquired for our use) compared to the base year (2019) and achieved a 4.29% reduction in water consumption per ton produced compared to the base year (2020). This reduction was reported in our last inventory, which was subject to external audit. Our Integrated Report for the year ended December 31, 2022 was subject to limited assurance regarding non-financial information by KPMG.

From 2019 to 2022, we have invested in actions that reinforce the respect to the environment throughout the production chain. We are a signatory of the Global Pact of U.N. and are also listed in B3 in the corporate sustainability index (ISE). We also started reporting Sustainability Accounting Standards Board - SASB indicators in the Integrated Report of 2021, in the category Food & Beverage - Meat, Poultry & Dairy. We connect our strategic plan to our sustainable development goals by creating an agenda to fight hunger, sanitation, biodiversity and ethics, among others.

Our ESG commitments are highlighted below:

Animal Welfare

•	Ensure at all times that no antibiotics growth promoter is used in the livestock chain.
•	We are strictly committed to zero tolerance to animal mistreatment, whether through abuse or neglect.
•	In 2021, we fulfilled our commitments to ensure that (i) 100% of the pigs raised by us do not undergo the clipping or trimming of teeth and (ii) 100% of the swine farmed by us are not identified using procedures involving mutilation.
•	In 2022, we fulfilled our commitments to ensure that no male swine be surgically castrated.
•	In the first half of 2023, we fulfilled our commitment to have 100% of the poultry in the integration system cage-free globally by 2023.
•	Ongoing commitments include:

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•	Certify by third-party audits 100% of the plants in Animal Welfare by 2025, duly respecting the religious and/or cultural requirements demanded by our customers.
•	Only use cage-free chicken eggs in the industrial food process globally by 2025.
•	Ensure the use of painkillers in 100% of the tail docking procedures by 2025.
•	Use environmental enrichment in 100% of the integration of poultry and swine by 2025.
•	To implement collective gestation stalls at 100% of sow breeding facilities.

Science and Innovation

•	In 2022, we established 100% traceability of direct suppliers of grains from the Amazonia and Cerrado biomes and 45% of indirect suppliers therefrom.

Commodities

•	Ensure 100% traceability of grain acquired from the Brazilian Amazon and the Brazilian Cerrado by 2025 from direct suppliers and 75% traceability from indirect suppliers.

Communities

•	Invest R$400 million in communities by 2030.

Food Waste

•	Promote education to reduce food waste to 1.5 million people globally by 2030.

Diversity

•	Achieve 30% of women in top leadership by 2025. We joined the Equity is Priority movement, which is part of the UN Brazil Global Compact Network that reinforces this commitment.
•	Public commitment to fight racism in our industry.

Packaging

•	Have 100% recyclable, reusable or biodegradable packaging by 2025.

Greenhouse Gases

•	We fulfilled our commitment to implement a carbon neutral product line in 2021 through the launch of the 100% Vegetable Chicken line by Sadia Veg&Tal, composed of three SKUs, officially the first line of plant-based carbon neutral chickens on the market, which emissions are neutralized from the grain to the point of sale through the purchase of carbon credits from forest conservation projects.
•	Net Zero by 2040. Reduction of greenhouse gas emissions in production processes. In 2022, there has already been a significant reduction in emissions, with a 26% reduction in greenhouse gas emissions in scopes 1 and 2, which refer to direct emissions and purchase and consumption of energy of our operations. We have also been working on reducing scope 3 emissions.

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Natural Resources

•	Reduce our water consumption indicator by 13% by 2025and reduce the 2022 water consumption per produced ton by 4.3%.
•	Increase electricity from clean sources by 50% by 2030.

Through BRF Institute, our private association of public interest founded in 2012, we strategically direct our social investments. The BRF Institute is responsible for managing the BRF Corporate Volunteer Program and for all its social intelligence fronts, defining strategies for social investment and promoting social impact on local communities, including with respect to food safety, reduction of food waste, socioeconomic inclusion, education and corporate citizenship. In 2022, we invested R$15.8 million. in project management, donations and social actions to favor communities located within our operations’ vicinities. This includes a R$5.0 million investment to strengthen basic education and professional training in priority areas.

Between 2014 and 2022, we allocated a total of €427 million to projects that benefit the environment and meet one or more eligibility criteria established by our green bonds issued in 2015. In 2021 and 2022 alone, we invested a total of R$369.11 million (or €105.64 million, considering the rate exchange rates at the time of the launch of the green bonds in 2015) in energy efficiency, renewable energy sources and reduction in greenhouse gas emissions.

Recent Developments

Investment Commitments

On May 30, 2023, Saudi Agricultural and Livestock Investment Company (“SALIC”) committed to subscribe for and purchase up to 250,000,000 of our common shares (the “SALIC Commitment Amount”), provided that (a) the offering price does not exceed R$9.00 per common share and (b) an aggregate number of shares equal to no less than 2/3 of the SALIC Commitment Amount are allocated to SALIC in the offering (the “SALIC Commitment”). The SALIC Commitment is subject to the fulfillment of certain customary conditions for this type of transaction described in our press release (Fato Relevante) disclosed to the market on May 31, 2023, including: (i) that the Brazilian offering be registered with the CVM pursuant to CVM Resolution No. 160 under the automatic registration process, provided that a partial distribution would not be permitted, (ii) that the offering settles on or prior to December 31, 2023, (iii) that Marfrig Global Foods S/A (“Marfrig”), our shareholder, submits a commitment for subscription of up to 250,000,000 new shares to be issued by us in the offering, subject to (x) the maximum offering price of R$9.00 per share; and (y) subscription, by Marfrig, of, at least, all its allotment of shares in the priority offering in Brazil (the “Marfrig Conditions”); (iv) that our common shares remain listed on the Novo Mercado segment of the B3; and (v) that the offering be for 500,000,000 common shares (which was waived by SALIC on July 2, 2023 in view of the additional shares that may be offered; provided that the additional shares are used exclusively to allow at least the minimum allocation of 2/3 of the SALIC Commitment Amount) and consist exclusively of a primary offering, and that the international placement of common shares be pursuant to an exemption from registration under the U.S. Securities Act of 1933. In case the price per share in the offering is higher than the maximum price set under the SALIC Commitment and/or an aggregate number of common shares equal to less than 2/3 of the SALIC Commitment Amount is allocated to SALIC in the offering, SALIC shall have the right, but not the obligation, to make the investment and honor the SALIC Commitment.

As a result of the SALIC Commitment’s condition precedent mentioned in item (iii) of the paragraph above, our shareholder Marfrig indicated its commitment to subscribe for and purchase up to 250,000,000 of our common shares, subject to the Marfrig Conditions and other customary conditions for this type of transaction (the “Marfrig Commitment,” and together with the SALIC Commitment, the “Investment Commitments”). The Investment Commitments will not be considered for the purpose of setting the price per share.

In view of the Investment Commitments, on May 30, 2023, our board of directors held an extraordinary meeting to (a) approve the engagement of a financial advisor to study the alternatives for carrying out the offering, considering the distribution of 500,000,000 new shares at a price of R$9.00 per share, and (b) call an extraordinary general meeting of shareholders to decide on (x) increasing our authorized capital to 1,825,000,000, to allow the board of directors to decide on the offering; and (y) removing the poison pill provision in article 41 of our bylaws, which required that any shareholder that acquired shares representing 33.33% or more of our share capital would have to commence a public tender offer with respect to all of our shares (with the consequent waiver of its application within the scope of the offering), subject to the effective completion of the offering (the “EGM”).

On July 3, 2023, the shareholders held the EGM and approved resolutions (x) and (y) above. Our board of directors met on the same date and approved the offering, considering the approval by our shareholders of all matters submitted to the EGM.

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SALIC also committed to, directly or through any of its affiliates, during the 7-year period following the settlement of the offering (and assuming that it becomes our shareholder), not to acquire, hold or otherwise beneficially own shares issued by us, or any other securities convertible, linked or backed by our shares representing in aggregate more than twenty five percent (25%) of our total share capital, without our prior consent, unless resulting from (i) a capital increase and/or any subsequent primary equity offerings or (ii) merger, acquisition or any other corporate reorganization involving us, SALIC or any of our or their affiliates.

Launch of New Efficiency Plan

Our Board of Executive Officers is focused on implementing our recently established efficiency plan, which goal is to: (i) conduct in-depth diagnosis of opportunities for improvement; (ii) establish commitments linked to executive compensation; (iii) add new commitments to the 2023 budget; and (iv) systematically monitor the evolution of the plan implementation. We developed several workflows and priorities that have been generating positive results, as detailed below.

Our Efficiency Plan includes the following workflows and priorities: (i) costs with animals: improve hatching and reduce feed conversion and mortality rate; (ii) industrial: optimize total yield; (iii) logistics: improve service levels and reduce cost of service, (iv) Brazil: improve efficiency and productivity and gain market share; (v) International: improve market share and access new markets; (vi) Halal DDP: consolidate market share, expand portfolio of value-added items and expand our offer of Premium Griller (whole poultry) according to local preference; (vii) Waste: reduce complaints and insurance claims and reduce waste in logistics and commercial activities; (viii) Inventory: optimize inventory levels and destock. The image below presents some of the positive results that we have already achieved with Efficiency Plan.

Positive Results Obtained with the New Efficiency Plan

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Our Corporate Structure

The charts below set forth our corporate structure segregated by region, considering the complexity and the significant number of affiliated companies, as of the date of this Current Report on Form 6-K:

(i)	Brazil

(ii)	Europe

(iii)	Africa

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(iv)	Asia

(v)	Southern Cone

(vi)	Halal market

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Summary Financial and other Information

The following summary financial information as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 has been derived from our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2022, or 2022 Form 20-F, or audited consolidated financial statements. The following summary financial information as of March 31, 2023 and for the three-months ended March 31, 2023 and 2022 has been derived from our unaudited interim individual and consolidated financial statements as of March 31, 2023 and for the three-months ended March 31, 2023 and 2022 (except for the disclosure under the heading “Management Report”) available on the Current Report on Form 6-K which we furnished to the SEC on May 16, 2023 (Acc-no: 0001292814-23-002296), or unaudited interim individual and consolidated financial statements. The results for the three-months ended March 31, 2023 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2023.

This financial information should be read in conjunction with the information set forth under “Presentation of Financial and Other Information” herein, “Operating and Financial Review and Prospects” and “Quantitative and Qualitative Disclosures about Market Risk” in our 2022 Form 20-F, and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2023 Compared to the Three Months Ended March 31, 2022” in Exhibit 1.A to this Current Report on Form 6-K, as well as our audited consolidated financial statements and unaudited interim individual and consolidated financial statements and the related notes thereto.

	For the three-months ended March 31,			For the year ended December 31,
	2023	2023	2022	2022	2022	2021	2020
	(in thousands of US$)(1)	(in thousands of R$)		(in thousands of US$)(1)	(in thousands of R$)
Statement of Income (Loss) Data:

Net sales	2,593,884	13,177,969	12,041,242	10,590,707	53,805,028	48,343,305	39,496,700
Cost of sales	(2,264,537)	(11,504,756)	(10,928,229)	(8,989,917)	(45,672,376)	(38,650,772)	(30,505,478)
Gross profit	329,347	1,673,213	1,113,013	1,600,790	8,132,652	9,692,533	8,964,222
Operating income (expenses)
Selling expenses	(348,524)	(1,770,641)	(1,490,602)	(1,391,061)	(7,067,148)	(6,058,250)	(5,301,321)
General and administrative expenses	(31,456)	(159,807)	(143,512)	(126,925)	(644,827)	(822,960)	(832,858)
Impairment loss on trade receivables	(1,281)	(6,507)	(3,303)	(2,514)	(12,772)	(12,799)	(12,137)
Other operating income (expenses), net	16,613	84,398	(2,673)	(107,328)	(545,270)	211,263	233,323
Income (loss) from associates and joint ventures	(3)	(17)	—	212	1,076	—	—
Income (loss) before financial results and income taxes	(35,304)	(179,361)	(527,077)	(26,826)	(136,289)	3,009,787	3,051,229
Financial income	38,999	198,130	214,025	213,159	1,082,935	537,736	420,757
Financial expenses	(203,958)	(1,036,189)	(803,865)	(705,804)	(3,585,765)	(3,331,615)	(1,889,454)
Foreign exchange and monetary variations	(4,333)	(22,012)	(184,462)	(32,660)	(165,925)	(250,696)	(230,298)
Financial expenses, net	(169,292)	(860,071)	(774,302)	(525,305)	(2,668,755)	(3,044,575)	(1,698,995)
Income (loss) before taxes	(204,596)	(1,039,432)	(1,301,379)	(552,131)	(2,805,044)	(34,788)	1,352,234
Income taxes	3,111	15,805	(245,082)	(56,223)	(285,634)	552,102	172,763
Income (loss) from continuing operations	(201,485)	(1,023,627)	(1,546,461)	(608,354)	(3,090,678)	517,314	1,524,997
Loss from discontinued operations	—	—	(34,540)	(10,028)	(50,948)	(79,930)	—
Income (loss) for the period	(201,485)	(1,023,627)	(1,581,001)	(618,382)	(3,141,626)	437,384	1,524,997
Attributable to:
Controlling shareholders	(203,531)	(1,034,019)	(1,537,908)	(623,259)	(3,166,403)	419,455	1,518,492
Non-controlling shareholders	2,046	10,392	(8,553)	4,877	24,777	17,929	6,505

___________________

(1)       Translated solely for the convenience of the reader at the selling rate reported by the Central Bank as of March 31, 2023 for reais into U.S. dollars of R$5.0804 per US$1.00. The U.S. dollar equivalent information presented in this Exhibit 1.B is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. For more information, see “Exchange Rates.”

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	As of March 31,		As of December 31,
	2023	2023	2022	2022	2021
	(in thousands of US$)(1)	(in thousands of R$)	(in thousands of US$)(1)	(in thousands of R$)
Statement of Financial Position Data:

Current assets
Cash and cash equivalents	1,666,499	8,466,482	1,600,451	8,130,929	7,528,820
Marketable securities	83,262	423,004	82,350	418,373	346,855
Trade receivables	709,941	3,606,787	824,297	4,187,756	4,039,155
Notes receivables	26,678	135,537	5,384	27,351	68,001
Inventories	1,646,294	8,363,832	1,704,766	8,660,891	9,654,870
Biological assets	600,753	3,052,064	620,335	3,151,551	2,899,921
Recoverable taxes	289,883	1,472,720	241,964	1,229,272	976,133
Recoverable income taxes	39,642	201,395	34,170	173,596	71,762
Derivative financial instruments	23,247	149,092	23,790	120,865	134,551
Prepaid expenses	34,687	176,223	21,596	109,716	227,354
Advances	28,373	144,148	36,875	187,342	173,325
Assets held for sale	4,098	20,819	4,312	21,909	16,628
Other current assets	15,033	76,374	16,690	84,795	105.748
Total current assets	5,174,490	26,288,477	5,216,980	26,504,346	26,243,123

Non-current assets
Long-term receivables
Marketable securities	80,389	408,410	79,994	406,402	447,413
Trade and other receivables	1,329	6,752	1,045	5,307	5,810
Notes receivables	1,383	7,026	2,183	11,092	29,168
Recoverable taxes	948,942	4,821,007	969,795	4,926,945	4,780,096
Recoverable income taxes	49,007	248,973	48,205	244,899	206,355
Deferred income taxes	514,428	2,613,501	505,169	2,566,461	2,941,270
Judicial deposits	85,461	434,175	88,709	450,676	550,319
Biological assets	327,836	1,665,537	324,607	1,649,133	1,414,482
Derivative financial instruments	16,492	83,786	2,024	10,283	10,804
Restricted cash	18,226	92,597	17,659	89,717	1
Other non-current assets	30,892	156,942	32,011	162,628	76,757
Total long-term receivables	2,074,385	10,538,706	2,071,401	10,523,543	10,462,475

Investments	19,928	101,242	19,983	101,064	7,113
Property, plant and equipment	2,832,764	14,391,575	2,812,945	14,290,884	13,040,862
Intangible assets	1,264,232	6,422,806	1,266,556	6,434,610	6,149,814
Total non-current assets	6,191,310	31,454,329	6,170,795	31,350,101	29,660,264

Total assets	11,365,799	57,742,806	11,387,775	57,854,447	55,903,387

Current liabilities
Loans and borrowings	844,992	4,292,544	763,695	3,879,874	3,203,068
Trade accounts payable	2,653,880	13,482,772	2,781,034	14,128,765	13,939,971
Lease liability	137,073	696,385	133,230	676,864	471,956
Payroll, related charges and employee profit sharing	148,355	753,705	141,878	720,799	900,394
Taxes payable	93,931	477,206	102,914	522,846	454,038
Derivative financial instruments	47,282	240,213	16,233	82,468	327,443
Provision for tax, civil and labor risks	151,995	772,194	170,714	867,294	959,132
Employee benefits	12,579	63,906	12,670	64,367	54,354
Customer advances	27,243	138,406	14,926	75,832	136,182
Other current liabilities	235,728	1,197,591	251,718	1,278,830	778,751
Total current liabilities	4,352,988	22,114,922	4,389,012	22,297,939	21,225,289

Non-current liabilities
Loans and borrowings	3,983,752	20,239,052	3,865,272	19,637,126	22,252,962
Trade accounts payable	1,286	6,534	1,468	7,459	12,628
Lease liability	486,720	2,472,730	466,119	2,368,070	2,007,290
Taxes payable	18,870	95,868	19,238	97,735	132,195
Provision for tax, civil and labor risks	109,963	558,658	107,913	548,243	558,500
Deferred income taxes	19,743	100,304	21,940	111,463	23,710
Employee benefits	86,225	438,055	89,943	456,945	498,231
Derivative financial instruments	28,786	146,244	34,387	174,699	41,861
Other non-current liabilities	140,419	713,385	65,330	331,899	325,098
Total non-current liabilities	4,875,764	24,770,830	4,671,610	23,733,639	25,852,475

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Equity
Capital	2,526,556	12,835,915	2,526,556	12,835,915	12,460,471
Capital reserves	460,294	2,338,476	460,294	2,338,476	141,834
Other equity transactions	(14,635)	(74,345)	(15,319)	(77,825)	(67,531)
Accumulated losses	(668,666)	(3,397,092)	(465,135)	(2,363,073)	(2,132,230)
Treasury shares	(21,598)	(109,727)	(21,598)	(109,727)	(127,286)
Other comprehensive loss	(260,689)	(1,324,406)	(266,467)	(1,353,758)	(1,812,726)
Attributable to controlling shareholders	2,021,262	10,268,821	2,218,331	11,270,008	8,462,532
Non-controlling interests	115,785	588,233	108,882	552,861	363,091
Total equity	2,137,047	10,857,054	2,327,153	11,822,869	8,825,623
Total liabilities and equity	11,365,799	57,742,806	11,387,775	57,854,447	55,903,387

___________________

(1)	Translated solely for the convenience of the reader at the selling rate reported by the Central Bank as of March 31, 2023 for reais into U.S. dollars of R$5.0804 per US$1.00. The U.S. dollar equivalent information presented in this Exhibit 1.B is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. For more information, see “Exchange Rates.”

Non-IFRS Measures

	As of and for LTM ended March 31,			As of and for the year ended December 31,
	2023(1)	2023(1)	2022(2)	2022	2022	2021	2020
	(in thousands of US$, except %)(3)	(in thousands of R$, except %)		(in thousands of US$, except %)(3)	(in thousands of R$, except %)

Net Debt(4)(7)	3,010,527	15,294,682	12,587,956	2,873,317	14,597,598	17,331,927	14,152,414
Adjusted EBITDA(5)(7)	898,808	4,566,302	4,559,148	809,204	4,111,078	5,701,939	5,748,032
Net Debt / Adjusted EBITDA(4)(5)(7)	3.35	3.35	2.76	3.55	3.55	3.04	2.46
Adjusted EBITDA Margin(6)(7)	8.3%	8.3%	9.2%	7.6%	7.6%	11.8%	14.6%

___________________

(1)	LTM information for the twelve-month period ended March 31, 2023 has been calculated by adding our results of operations for the three months ended March 31, 2023 to the results of operations for the year ended December 31, 2022, and subtracting the results of operations for the three months ended March 31, 2022.
(2)	LTM information for the twelve-month period ended March 31, 2022 has been calculated by adding our results of operations for the three months ended March 31, 2022 to the results of operations for the year ended December 31, 2021, and subtracting the results of operations for the three months ended March 31, 2021.
(3)	Translated for convenience only using the selling rate as reported by the Central Bank for reais into U.S. dollars at March 31, 2023 of R$5.0804 to U.S.$1.00. The U.S. dollar equivalent information presented in this Exhibit 1.B is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. For more information, see “Exchange Rates.”
(4)	We define Net Debt as current and non-current loans and borrowings minus cash and cash equivalents, minus current and non-current marketable securities minus current and non-current restricted cash, minus current and non-current derivative financial instruments, net. Net Debt is a supplemental measure of our financial condition and used in making certain management decisions.
(5)	We define Adjusted EBITDA, in accordance with the guidelines under CVM Resolution No. 156, dated June 23, 2022, as net income (loss) for the relevant period before income tax, financial income (expenses), net (comprised of interest on cash and cash equivalents, interest on recoverable taxes and other financial income, interest expenses on loans and financing and adjustment to present value and for the effect of exchange variation on assets and liabilities and derivative financial instruments, net), depreciation, amortization and depletion, as adjusted to deduct loss from discontinued operations, costs and expenses with the Carne Fraca and Trapaça operations, restructuring expenses, expenses with acquisitions and integrations, increase or decrease in the fair value of forests, debt transactions/instruments designated as hedge accounting, net losses with hyperinflation and income from associates and joint ventures.
(6)	Represents Adjusted EBITDA divided by net sales.
(7)	Non-IFRS financial measures are provided as additional information to enhance investors’ overall understanding of the historical and current financial performance of our operations. You should not rely on information not defined under IFRS as a substitute for the IFRS measures of earnings, cash flows or net profit (loss) in making an investment decision.
	For the three months ended March 31,
	2023	2023	2022
	(in thousands of US$, except %)(1)	(in thousands of R$, except %)

Adjusted EBITDA(2)(4)	119,459	606,900	151,676
Adjusted EBITDA Margin(3)(4)	4.6%	4.6%	1.3%

___________________

(1)	Translated for convenience only using the selling rate as reported by the Central Bank for reais into U.S. dollars at March 31, 2023 of R$5.0804 to U.S.$1.00. The U.S. dollar equivalent information presented in this Exhibit 1.B is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. For more information, see “Exchange Rates.”
(2)	We define Adjusted EBITDA, in accordance with the guidelines under CVM Resolution No. 156, dated June 23, 2022, as net income (loss) for the relevant period before income tax, financial income (expenses), net (comprised of interest on cash and cash equivalents, interest on recoverable taxes and other financial income, interest expenses on loans and financing and adjustment to present value and for the effect of exchange variation on assets and liabilities and derivative financial instruments, net), depreciation, amortization and depletion, as adjusted to deduct loss from discontinued operations, costs and expenses with the Carne Fraca and Trapaça operations, restructuring expenses, expenses with acquisitions and integrations, increase or decrease in the fair value of forests, debt transactions/instruments designated as hedge accounting, net losses with hyperinflation and income from associates and joint ventures.
(3)	Represents Adjusted EBITDA divided by net sales.
(4)	Non-IFRS financial measures are provided as additional information to enhance investors’ overall understanding of the historical and current financial performance of our operations. You should not rely on information not defined under IFRS as a substitute for the IFRS measures of earnings, cash flows or net profit (loss) in making an investment decision.

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The following table sets forth the calculation of Net Debt as of the dates indicated below:

	As of March 31,			As of December 31,
	2023	2023	2022	2022	2022	2021	2020
	(in thousands of U.S.$)(1)	(in thousands of R$)		(in thousands of U.S.$)(1)	(in thousands of R$)
Current and non-current loans and borrowings	4,828,674	24,531,596	22,577,235	4,628,967	23,517,000	25,456,030	22,404,426
(+) Current and non-current derivative financial instruments, net	30,230	153,579	(120,383)	24,805	126,019	223,949	7,706
(-) Cash and cash equivalents	1,666,499	8,466,482	9,082,246	1,600,451	8,130,929	7,528,820	7,576,625
(-) Current and non-current marketable securities	163,651	831,414	761,106	162,345	824,775	794,268	658,735
(-) Current and non-current restricted cash	18,226	92,597	25,544	17,659	89,717	24,964	24,358
Net Debt	3,010,527	15,294,682	12,587,956	2,873,317	14,597,598	17,331,927	14,152,414

___________________

(1)	Translated for convenience only using the selling rate as reported by the Central Bank for reais into U.S. dollars at March 31, 2023 of R$5.0804 to U.S.$1.00. The U.S. dollar equivalent information presented in this Exhibit 1.B is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. For more information, see “Exchange Rates.”

	LTM ended March 31,			Year ended December 31,
	2023(1)	2023(1)	2022(2)	2022	2022	2021	2020
	(in thousands of U.S.$, except %)(3)	(in thousands of R$, except %)		(in thousands of U.S.$, except %)(3)	(in thousands of R$, except %)

Net income (loss)	(508,671)	(2,584,252)	(1,166,078)	(618,382)	(3,141,626)	437,384	1,524,997
(+) Income taxes	4,871	24,747	(309,830)	56,223	285,634	(552,102)	(172,763)
(+) Financial income (expenses), net(4)	542,186	2,754,524	3,216,237	525,304	2,668,755	3,044,575	1,698,995
(+) Depreciation, amortization and depletion(5)	609,515	3,096,579	2,763,754	588,872	2,991,704	2,746,354	2,394,378
(+) Loss from discontinued operations(6)	3,230	16,408	114,470	10,028	50,948	79,930	—
(+) Impact of Carne Fraca and Trapaça operations(7)	116,293	590,816	3,946	115,891	588,774	9,003	232,440
(+) Fair value of forests(8)	(6,661)	(33,840)	(16,443)	(6,661)	(33,840)	(16,443)	(21,711)
(+) Expenses with acquisitions and integrations(9)	101	514	29,139	53	267	29,386	—
(+) Restructuring expenses(10)	8,901	45,223	—	8,901	45,223	—	58
(+) Expenses related to business disposals(11)	—	—	(76,029)	—	—	(76,148)	91,476
(+) Debt transactions/instruments designated as hedge accounting(12)	87,582	444,954	—	87.583	444,954	—	—
(+) Income from associates and joint ventures	(208)	(1,059)	—	(212)	(1,076)	—	—
(+) Hyperinflation(13)	41,668	211,688	(18)	41,603	211,361	—	162
Adjusted EBITDA	898,808	4,566,302	4,559,148	809,204	4,111,078	5,701,939	5,748,032
Net sales	10,814,455	54,941,755	49,792,570	10,590,707	53,805,028	48,343,305	39,469,700
Adjusted EBITDA Margin	8.3%	8.3%	9.2%	7.6%	7.6%	11.8%	14.6%

___________________

(1)	LTM information for the twelve-month period ended March 31, 2023 has been calculated by adding our results of operations for the three months ended March 31, 2023 to the results of operations for the year ended December 31, 2022, and subtracting the results of operations for the three months ended March 31, 2022.
(2)	LTM information for the twelve-month period ended March 31, 2022 has been calculated by adding our results of operations for the three months ended March 31, 2022 to the results of operations for the year ended December 31, 2021, and subtracting the results of operations for the three months ended March 31, 2021.
(3)	Translated for convenience only using the selling rate as reported by the Central Bank for reais into U.S. dollars at March 31, 2023 of R$5.0804 to U.S.$1.00. The U.S. dollar equivalent information presented in this Exhibit 1.B is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. For more information, see “Exchange Rates.”
(4)	Includes financial expenses, financial income and foreign exchange and monetary variations.
(5)	Consists of depreciation and amortization expenses plus depreciation and depletion of biological assets.
(6)	The amount of loss from discontinued operations was excluded to show the performance of continued operations.
(7)	Impact of Carne Fraca/Trapaça Operations includes expenses directly attributable to these operations, such as expenses with media, lawyers, advisory, consulting, freight, storage and losses.
(8)	Fair value of forests comprises the increases or decreases, as applicable for each period, in the fair value of forests, recognized in cost of sales as presented in note 14 to our audited consolidated financial statements for the year ended December 31, 2022.
(9)	Includes expenses with consultants, attorneys and others directly attributable to business combinations.
(10)	Refers to expenses incurred in connection with our organizational restructuring that took place in 2022, pursuant to note 29 to our audited consolidated financial statements for the year ended December 31, 2022.
(11)	Expenses related to business disposals corresponds to the items Results in the sale of investments and Results with disposal of businesses, as presented in the composition of the main effects not allocated to the operating segments in note 25 to our audited consolidated financial statements as of and for the year ended December 31, 2022.
(12)	Refers to effects regarding hedge accounting from debts in exports (designated when contracted), reported in gross revenue.
(13)	Refers to the net losses of the hyperinflationary economy of Argentina, where we have subsidiaries, registered in each line item of our statement of income (loss).

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The following table reconciles Adjusted EBITDA and Adjusted EBITDA Margin for the periods indicated below.

	Three month period ended March 31,
	2023	2023	2022
	(in thousands of U.S.$, except %)(1)	(in thousands of R$, except %)

Net income (loss) for the period	(201,486)	(1,023,627)	(1,581,001)
(+) Income taxes	(3,111)	(15,805)	245,082
(+) Financial income (expenses), net(2)	169,292	860,071	774,302
(+) Depreciation, amortization and depletion(3)	154,259	783,695	678,820
(+) Loss from discontinued operations(4)	—	—	34,540
(+) Impact of Carne Fraca and Trapaça operations(5)	437	2,222	180
(+) Expenses with acquisitions and integrations(6)	—	—	(247)
(+) Income from associates and joint ventures	3	17	—
(+) Hyperinflation(7)	64	327	—
Adjusted EBITDA	119,459	606,900	151,676
Net sales	2,593,884	13,177,969	12,041,242
Adjusted EBITDA Margin	4.6%	4.6%	1.3%

___________________

(1)	Translated for convenience only using the selling rate as reported by the Central Bank for reais into U.S. dollars at March 31, 2023 of R$5.0804 to U.S.$1.00. The U.S. dollar equivalent information presented in this Exhibit 1.B is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate. For more information, see “Exchange Rates.”
(2)	Includes financial expenses, financial income and foreign exchange and monetary variations.
(3)	Consists of depreciation and amortization expenses plus depreciation and depletion of biological assets.
(4)	The amount of loss from discontinued operations was excluded to show the performance of continued operations
(5)	Impact of Carne Fraca/Trapaça Operations includes expenses directly attributable to these operations, such as expenses with media, lawyers, advisory, consulting, freight, storage and losses.
(6)	Includes expenses with consultants, attorneys and others directly attributable to business combinations.
(7)	Refers to the net losses of the hyperinflationary economy of Argentina, where we have subsidiaries, registered in each line item of our statement of income (loss).

21

Risk Factors

Risks Relating to Our Business and Industry

Outbreaks, or fears of outbreaks, of any animal diseases may lead to cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal diseases in Brazil may result in foreign governmental action to close export markets for some or all of our products, which may result in the loss of some or all of these animals.

Our operations involve raising poultry and hogs and processing their meat, which requires us to maintain certain standards of animal health and disease control. We could be required to dispose of animals or suspend the sale or export of some of our products to customers in Brazil and abroad in the event of an outbreak of disease affecting animals, such as the following: (i) in the case of hogs and certain other animals, foot-and-mouth disease, influenza (H5N1) and African swine fever and (ii) in the case of poultry, avian influenza and Newcastle disease. In addition, if the Porcine Reproductive and Respiratory Syndrome (PRRS), which has broken out in Europe and the United States in 1990 and 1985, respectively, the Porcine Epidemic Diarrhea (PEDV), which has broken out in Europe and the United States in 2014 and 2013, respectively, or the African swine fever which broke out in China in 2018, were to break out in Brazil, we could be required to dispose of hogs. There have been outbreaks of classical swine fever in Brazil, and an occurrence of such outbreaks in the free zones where we source our hogs for production could require us to dispose the affected hogs. Disposal of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals and loss of inventory. An outbreak of foot-and-mouth disease or other similar diseases could have an effect on livestock we own and the availability of livestock for purchase. In addition, the global effects of avian influenza or other similar diseases would impact consumer perception of certain protein products and our ability to access certain markets, which would adversely affect our results of operations and financial condition.

Chicken and other birds in some countries, particularly in Asia but also in Europe, the Americas and Africa, have on occasion become infected by highly pathogenic avian influenza in recent years. In a small number of highly publicized cases, avian influenza has been transmitted from birds to humans, resulting in illness and, at times, death. Accordingly, health authorities in many countries have taken steps to prevent outbreaks of this viral disease, including disposal of afflicted poultry flocks.

In recent years, some human cases of avian influenza and related deaths were reported, according to the World Health Organization. The cases reported were caused by the H5N1 virus. In early 2017, Chile, a neighboring country to Brazil, confirmed the occurrence of avian influenza. In 2019 and 2020, several countries within Europe, Asia and Africa reported cases of highly pathogenic avian influenza in poultry. Additionally, Mexico reported cases in 2019, the United States reported cases in 2020 and Japan, China and certain countries within Europe reported cases in 2021. Finally, in 2022, according to the World Organization for Animal Health, several highly pathogenic avian influenza subtypes were reported in many countries in Europe, Asia and the Americas, with cases involving poultry and non-poultry birds. In addition, in accordance with information published by MAPA in 2022, cases of highly pathogenic avian influenza involving poultry and non-poultry birds were reported in countries close to Brazil including Argentina, Chile, Colombia, Ecuador, Peru, Uruguay and Venezuela.

In late 2022, the Americas region experienced an increase in cases of highly pathogenic avian influenza in some countries, including Canada, United States, Mexico, Colombia, Chile, Venezuela and Peru. In January 2023, the Pan American Health Organization issued an alert in response to the increasing detection of outbreaks of avian influenza in birds in ten countries of the Americas region, considering the confirmation of the case of human infection of avian influenza in South America. In Brazil, according to the Ministry of Agriculture, several cases of avian influenza were registered in subsistence poultry; however, none have been registered in commercial poultry. There are no records of contamination from the consumption of properly prepared chicken or eggs, according to the World Health Organization (WHO). As a result of the avian influenza outbreak, some countries may suspend imports from Brazil, especially considering that Brazil does not have many regional trade agreements for the sale of poultry.

Although there have been no reported cases of avian influenza in commercial production, there are concerns that an outbreak of avian influenza may occur in the country in the future, considering several outbreaks of highly pathogenic avian influenza (HPAI) have been reported in wild birds. Any outbreak of avian influenza in Brazil could lead to the required disposal of our poultry flocks, which would result in decreased sales in the poultry industry, prevent recovery of costs incurred in raising or purchasing poultry and result in additional expense for the disposal of poultry. In addition, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of our products to key export markets. Preventive actions adopted by Brazilian authorities, if any, may not be effective in precluding the spread of avian influenza within Brazil.

22

Whether or not an outbreak of avian influenza occurs in Brazil, further outbreaks of avian influenza anywhere in the world could have a negative impact on the consumption of poultry in our key export markets or in Brazil, and a significant outbreak would negatively affect our results of operations and financial condition. Any outbreak could lead to the imposition of costly preventive controls on poultry imports in our export markets. Accordingly, any spread of avian influenza, or increasing concerns about this disease, may have a material and adverse effect on our company. Pandemics or human disease outbreaks, such as the coronavirus (COVID-19), may disrupt consumption and trade patterns, supply chains and production processes, which could materially affect our operations and results of operations.

We may fail to ensure compliance with relevant anti-fraud, anti-corruption, anti-money laundering and other international laws and regulations.

We are subject to anti-fraud, anti-corruption, anti-money laundering and other international laws and regulations. We are required to comply with the laws and regulations of Brazil and various jurisdictions where we conduct operations. In particular, we are subject to the Brazilian Anti-Corruption Law nº 12,846, the U.S. Foreign Corrupt Practices Act of 1977, or FCPA and the United Kingdom Bribery Act of 2010. The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities and employees that are considered foreign officials for purposes of the FCPA. In addition, we participate in certain public tenders and competitive bidding rounds for contracts involving public authorities in Brazil and potentially in other markets where we operate, which activities are typically subjected to heightened regulatory scrutiny and often require compliance with specific anti-fraud, anti-corruption, anti-money laundering and other international laws and regulations.

Although we have internal policies and procedures designed to ensure compliance with applicable anti-fraud, anti-corruption, anti-money laundering and other international laws and regulations, potential violations of law have been identified on occasion as part of our compliance and internal control processes. In addition, we were notified of allegations involving potential misconduct by some of our employees in the context of the Carne Fraca Operation, Trapaça Operation and other investigations. For more details, see “—We have been subject to significant investigations relating to, among other things, food safety and quality control, and any similar investigations and proceedings related to such investigations in the future could result in penalties, fines or other forms of liability and could have a material adverse effect on our business, reputation, brand, results of operations and financial condition,” “Legal Proceedings and Dividends and Dividend Policy—Legal Proceedings—Carne Fraca Operation” and “Legal Proceedings and Dividends and Dividend Policy—Legal Proceedings— Trapaça Operation” in our 2022 Form 20-F.

As a result of the Carne Fraca Operation and Trapaça Operation and related matters, we incurred expenses in the total amount of R$2.2 million for the three months ended March 31, 2023, R$4.8 million for the year ended December 31, 2022 and R$9.0 million for the year ended December 31, 2021, which negatively impacted our results of operations. Additionally, we have entered into a Leniency Agreement with the CGU in connection with those proceedings and, among other commitments, we undertook to pay approximately R$584 million in connection with the settlement. Furthermore, any negative reflection on our image or our brand from these or other activities could have a negative impact on our results of operations, as well as our ability to achieve our growth strategy.

Given the size of our operations and the complexity of our production chain, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate or unlawful practices, including fraud or violations of law or violations of our internal policies and procedures by our employees, directors, officers, partners or any third-party agents or service providers. Furthermore, there can be no assurance that such persons will not take actions in violation of our policies and procedures (or otherwise in violation of applicable laws and regulations) for which we or they may ultimately be held responsible. Violations of anti-fraud, anti-corruption, anti-money laundering or other international laws and regulations could have a material adverse effect on our business, reputation, brand, selling prices, results of operations and financial condition, including as a result of the closure of international markets. We may be subject to one or more enforcement actions, investigations or proceedings by authorities for alleged infringement of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability and may also negatively affect the market price of our common shares and American Depositary Receipts, or ADRs.

23

The Federal Supreme Court’s decisions in the judgments on topics 881 and 885 may be unfavorable to us and may adversely impact our financial condition.

On February 8, 2023, the Brazilian Federal Supreme Court, or STF, unanimously ruled that a final decision favorable to companies on taxes collected on a continuous basis will lose its force if the STF subsequently issues a decision to the contrary.

Topic 881 refers an extraordinary appeal in which the limit of res judicata with respect to tax matters is being challanged, particularly in the case of a taxpayer that has been granted a final decision declaring the inexistence of a certain tax obligation on the grounds on incidental constitutionality, where such tax obligations is thereafter declared constitutional through the concentrated and abstract constitutionality control exercised by the STF.

Topic 885 refers to an extraordinary appeal that discusses whether and how the decisions of the STF in the context of diffuse constitutional control may suspend the future effects of a res judicata in tax matters, in cases resolved based on the constitutionality or unconstitutionality of the tax obligation.

We analyzed the subject matter of these decisions involving social contribution on net income. We further analyzed other taxes covered by the definition in the decision rendered and, to date, we have identified no cases with final decisions favorable to us that may be affected by unfavorable decisions in the STF. We cannot guarantee that future decisions issued by the STF with respect to tax matters will not have a material adverse impact on us.

The existence of legal encumbrances or restrictions on our properties may negatively impact our operations and may lead to the vacancy of said properties used in our regular operations.

Part of our properties is subject to legal encumbrances and restrictions. If we breach the obligations guaranteed by such properties, creditors may foreclose the guarantee, in which case the properties may be sold at auction or the property right may be vested on one or more creditors to satisfy the debt, resulting in the transfer of ownership to third parties and the need to reallocate the activities carried out in such properties, which could adversely affect our financial condition and operating results.

The recent large-magnitude earthquake that hit Turkey and Syria and its impacts on their population, as well as possible new natural disasters that may arise in these areas, may have relevant impacts on the activities of our subsidiary in Turkey, Banvit, and consequently on our activities.

On February 6, 2023, a massive earthquake hit Turkey and Syria. Banvit, our subsidiary in Turkey, does not have units in a location close to those affected by the earthquakes and did not suffer relevant impacts on its operations. However, the consequences arising from such disaster may adversely affect Banvit’s and consequently our activities.

Months after the earthquake, it is still not possible to make a complete assessment of the losses and damages in these locations. According to the Department of Statistics (TÜIK), the 11 provinces in the disaster area have a total of 14 million inhabitants and the region’s economy, focused on textiles, steel and energy, as well as agriculture and livestock, is responsible for around 9.8% of Turkey’s GDP.

The World Bank calculates the material damage amounts to up to US$34.2 billion and the task of rebuilding the affected area is already causing an economic crisis in Turkey. Experts anticipate that the destruction might increase demand for various products and services, increasing an already high inflation, which could reach at least 50% by the end of 2023.

These and other possible impacts not yet materialized may adversely affect Banvit’s financial and operational condition and, consequently, significantly impact our activities.

24

Legal Proceedings

CVM Administrative Sanctioning Proceeding 19957.003980/2023-26

This proceeding refers to a charge against Mr. Sérgio Agapito Lires Rial, current Vice-Chairman of our board of directors and member of the People, Governance, Organization and Culture Committee, in his capacity as Chief Executive Officer of Americanas S.A. - Under Judicial Reorganization (“Americanas”), for violation of art. 155, paragraph 1, of the Brazilian Corporate Law, art. 8 and 3, paragraph 5, of CVM Resolution 44, and art. 15, caput, of CVM Resolution 80, which provide for the duty of secrecy to which senior management of a publicly-held company is subject. Management members must keep confidentiality of any material non-public information (i.e., information that has not been made public but could have an impact on the trading price of the company) that they become aware of by reason of their position, and cannot use that information to their or third party’s advantage in trading securities. Disclosure of any material non-public information must be full, clear, and not misleading. This proceeding derives from an analysis carried out by the CVM Corporate Relations Superintendence (SEP) within the scope of CVM Administrative Process 19957.000415/2023-15, opened on January 12, 2023, to investigate irregularities in the disclosure of news, material facts and communications related to the conference call held by Americanas on that date.

CVM Administrative Sanctioning Proceeding 19957.001555/2023-01

The CVM Superintendence of Corporate Relations (SEP) opened this proceeding on February 15, 2023 to analyze potential irregularities regarding the receipt by Mr. Sérgio Agapito Lires Rial, current Vice-Chairman of our board of directors and member of the People, Governance, Organization and Culture Committee, of compensation paid by Americanas from the date of his appointment as CEO of Americanas, in August 2022, to the date that he actually took office in January 2023. Currently, the administrative process is under analysis by the SEP.

25

Our Industry

We manage our business to target both the Brazilian market and export markets.

Brazilian Market

As a Brazilian company, with a significant portion of our operations in Brazil, we are acutely affected by local economic conditions. Because of our significant operations in Brazil, fluctuations in Brazilian demand for our products affect our production levels and revenues.

Real Gross Domestic Product (GDP)in Brazil increased at an average annual rate of 2.0% from 2005 through 2022. For two consecutive years, in 2015 and in 2016, Brazil’s GDP decreased by 3.5%. Reacting to this weak economic environment, the Central Bank lowered the Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia, or “SELIC”) interest rate, which is the short-term benchmark interest rate from a 13.75% SELIC interest rate as of December 31, 2016 to 2% as of December 31, 2020. Since then, the Central Bank has been raising the SELIC interest rate to control inflationary pressures. As of December 31, 2022 the SELIC interest rate was 13.75% and, as of the date of this document, the SELIC interest rate was 13.75%. For the year ended December 31, 2022, the IPCA inflation index decreased to 5.79% in comparison to 10.06% for the year ended December 31, 2021.

The unemployment rate and consumer confidence levels also have an impact on consumption levels in Brazil. The average unemployment rate for 2022 was 9.6%, a decrease of 1.9 percentage points when compared to the 11.6% in 2021. The Consumer Confidence Index for December 2022 was 122.8, an increase of 9.7% in comparison to 112.0 in December 2021.

According to the Brazilian Association of Supermarkets (Associação Brasileira de Supermercados), or ABRAS, in December 2022, Brazilian household consumption (former supermarket sales) in real terms (adjusted using the IPCA inflation index), increased 6.23% compared to December 2021. For the full year, supermarket sales in real terms rose 3.89% in 2022 as compared to 2021.

Export Markets

The information set forth in this “Export Markets” subsection is derived from SECEX and relates to Brazilian exports as a whole and not only to exports of our company.

Brazilian chicken exports increased by 4.2% in the year ended December 31, 2022, compared to the year ended December 31, 2021, in terms of volume. Pork exports registered a decrease of 1.7% in volume sold in the year ended December 31, 2022, compared to the year ended December 31, 2021. Beef exports registered an increase of 23.6% in volume in the year ended December 31, 2022, compared to the year ended December 31, 2021.

Brazilian chicken exports in the year ended December 31, 2022 totaled 4.7 million tons, with sales amounting to US$9.5 billion (or R$49.6 billion, translated to reais at the exchange rate of R$5.2177 as of December 31, 2022). China has been the main destination for these exports (12%), followed by United Arab Emirates (10%), Japan (9%) and Saudi Arabia (7%).

The volume of Brazilian pork exports in the year ended December 31, 2022 totaled 1.1 million tons, with sales amounting to US$2.5 billion (or R$13.0 billion, translated to reais at the exchange rate of R$5.2177 as of December 31, 2022). The leading importers, China, Hong Kong and Philippines represented 42%, 9% and 7%, respectively, of total exports from Brazil.

Brazilian beef shipments in the year ended December 31, 2022 totaled 2.2 million tons, with sales amounting to US$12.9 billion (or R$67.3 billion, translated to reais at the exchange rate of R$5.2177 as of December 31, 2022) compared to 1.81 million tons with sales of US$9.1 billion (or R$50.8 billion, translated to reais at the exchange rate of R$5.5805 as of December 31, 2021) in the year ended December 31, 2021. This increase in volume is related to the end of the embargo on Brazilian exports to China, which lasted from September to mid-December 2021.

For a discussion on the global economic conditions and further information on the conditions on our export markets and the Brazilian market, see “Operating and Financial Review and Prospects—Trend Information.”

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Products

We are a food company that focuses on the production and sale of branded processed food, poultry and pork products.

In-natura

In-natura products include whole and cut poultry, as well as pork and other cuts. Our net sales from in-natura products in the three month period ended March 31, 2023 was R$6,570.3 million. Our net sales of in-natura poultry products in 2022 was R$22,687 million, compared to R$20,363 million in 2021. Most of our poultry sales are to our export markets.

As a result of the trade barriers imposed by the European Union, we have significantly reduced our production of turkey since 2018, as the European Union was our main consumer market for this product. For additional information, see “Key Information—Risk Factors—Risks Relating to Our Business and Industry—More stringent trade barriers in key export markets may negatively affect our results of operations.”

We raise hogs but do not raise cattle at our facilities. Although most of the hogs that we slaughter are used for processed products in the domestic Brazilian market, we also produce frozen pork and beef cuts, such as loins and ribs, and whole carcasses. In January 2019, following the closing of the transaction in which Marfrig acquired our beef slaughtering facility, we and Marfrig signed a supply agreement under which Marfrig agreed to provide us with finished goods from the Várzea Grande plant. We market products containing beef, such as hamburgers, meatballs and kibbehprepared with raw material provided by third parties, including Marfrig.

In 2022, our net sales of pork and beef cuts, excluding our discontinued operations, was R$3,335 million compared to R$3,852 million in 2021 and R$3,599.8 in 2020. We are also further developing our international customer base for pork and beef cuts.

Processed Food Products

We produce processed foods, such as marinated and frozen chicken, Chester® rooster and turkey meat, specialty meats, frozen processed foods, frozen prepared entrees, portioned products and sliced products. Part of our strategy is to develop additional processed food products in these and other categories because these products tend to be less price-sensitive than our frozen poultry and pork products. Our net sales of processed foods was R$24,558 million in 2022, compared to R$21,685 million in 2021. Most of our sales of processed foods are to our domestic market. We believe that there are opportunities to market value-added products like these to targeted regions and other market segments in Brazil as well as to expand our sales in the export market.

Our processed food products strategy relies on accurate brand management, a varied product portfolio with strategic pricing and innovation and service excellence, which we believe will allow our products to expand their reach both in the Brazilian market and international markets.

Specialty Meats

We process pork to produce specialty meats, such as sausages, ham products, bologna, frankfurters, salami, bacon and cold meats. We also process chicken and other poultry to produce specialty meats, such as chicken sausages, chicken hot dogs and chicken bologna.

Frozen Processed Meats

We produce a range of frozen processed poultry, pork and beef products, including hamburgers, steaks, breaded meat products, kibbeh and meatballs.

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Marinated Poultry

We produce marinated and seasoned chickens, roosters (under the Chester® brand) and turkeys. We originally developed the Chester® breed of rooster to maximize the yield of breast and leg cuts. In 2004, we sold our rights to the Chester® breed of rooster to Cobb Vantress, a U.S. poultry research and development company engaged in the production, improvement and sale of broiler breeding stock, and we entered into a technology agreement under which Cobb Vantress manages the Chester® breed of rooster. We continue to oversee the production of Chester® roosters in Brazil from hatching to distribution, and we own the trademarks for the Chester® line of products. In 2020, Perdigão launched a new edition of Chester® to celebrate the brand’s 40th anniversary.

Halal Products

We offer poultry products for Islamic markets in accordance with the Halal method of animal slaughtering.

Margarine

We sell margarine under the Qualy, Deline and Claybom brands and also distribute margarine products of the third-party brand Becel. We maintain our leading market position with the Qualy brand by bringing innovation to the Brazilian market. For example, in 2014 we introduced the first aerated margarine in Brazil and, in 2016, we improved the Qualy portfolio by adding a proprietary mix of vitamins and minerals to our products, which is called the Q-Mix. Additionally, in 2017, we introduced the first margarine with whole grains, Qualy Multigrãos. This technology to add grains inside the margarine is protected under a patent in partnership with our equipment supplier. In 2018, we launched Qualy Light Zero Lactose, the first zero lactose margarine in the Brazilian market.

Butter, Cream cheese and Cheese bread

Qualy, a notable margarine brand in Brazil, expanded its portfolio in 2020 by offering new products such as butter and curd and introducing a line of cheese breads. These new products have been available since December 2020 and are consistent with Qualy’s pursuit to become the leading brand in breakfast and afternoon meals, which are relevant markets for the brand. Qualy’s cheese bread line also offers the options of buttered cheese bread and buttered cheese bread with pieces of Sadia ham.

Frozen Prepared Entrees

We produce a range of frozen prepared entrees, some of which contain poultry, beef and pork meat that we produce, including those listed below.

•	Pastas and Pizzas. We produce several varieties of lasagna, pizza and other ready-to-eat meals. We produce the meat used in these products and buy other raw materials in the domestic market. In 2019, we expanded our portfolio in this category by launching new products, such as the Mac’n Cheese under the Sadia brand. We believe that this new product is an innovative product in the Brazilian market, with greater added value to the ready-to-eat meals sub-category. Inspired by one of the favorite dishes in the United States, the Sadia Mac’n Cheese was launched in October 2019 with three variants: Mac’n Cheese Cheddar, Mac’n Cheese Cheddar with Bacon and Mac’n Cheese Cheddar with Sausage. Hot Bowls are made on the same production line as Mac’n Cheese, which optimized our factory’s occupancy.
•	French Fries. We sell frozen French fries, which are imported from Belgium where they are produced and packaged for us by third parties.
•	Pies and Pastries. We produce a variety of pies and pastries, such as chicken and heart-of-palm pies. We produce the meat, sauces and toppings used in our pies and pastries, and we purchase other raw materials, such as heart-of-palm, lime and other fillings from third parties.

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Plant-based products

In 2020, we launched Sadia Veg&Tal, our brand for vegan and vegetarian frozen food, including hamburgers, nuggets and pies categories. We also started to expand the Veg&Tal frozen food portfolio in 2020 and launched frozen vegetables, including broccoli, cauliflower, peas and French beans. Our sales represented 0.01% of the vegan nuggets sales in Brazil in 2022. It is officially the first line of plant-based carbon neutral chickens on the Brazilian market, and the totality of the production chain emission is neutralized through the purchase of carbon credits from forest conservation projects.

In March 2021, we executed a memorandum of understanding with Aleph Farms, Ltd, or Aleph, an Israeli start-up company that develops laboratory proteins from animal cells. The agreement contemplates: (i) the development and production of cultivated meats using the patented production of Aleph Farms (BioFarm™); and (ii) the distribution of cultivated proteins from Aleph Farms, with exclusivity, in Brazil. In July 2021, we announced our participation in the round of investments (Series B) promoted by Aleph. We invested US$2,500 thousand (or R$13,004.0 thousand, translated to reais at the exchange rate of R$5.2177 as of December 31, 2022) in two rounds, of which US$1,250 thousand (or R$6,522.0 thousand, translated to reais at the exchange rate of R$5.2177 as of December 31, 2022) was paid in cash in 2021 and the difference was paid in 2022. The investment in Aleph Farms is the first one made in the form of venture capital by us and marks our participation in a pioneering sustainable initiative in the global food chain. With this movement, we strive towards meeting the growing consumer demand for new and alternative sources of protein, bringing innovative technologies to Brazil, in line with its commitments to sustainability, innovation and food safety.

Ready meals

In 2021, we launched Sadia Livre&Lev, a sub-brand of Sadia, which focuses on well-being and is characterized as a line free of excesses and light in ingredients, specially developed to deliver more naturalness through fewer, well-known ingredients, free of additives. Livre&lev is composed of cold cuts (ham and turkey breast) and ready meals (portioned meals, which allow for different combinations and wraps).

Frozen desserts

We have produced and sold Miss Daisy desserts since 1999. We believe the Miss Daisy brand has a leading market position and has been highly resilient to market changes. We offer a wide variety of products under the Miss Daisy brand, including:

•	Mousse pie, lemon pie, chocolate and vanilla pie, and mousse pie with chocolate shavings; and
•	Dutch pie.

Inspired by seasonal flavors, the Miss Daisy brand also launched three new flavors as a limited edition: condensed milk fudge mousse pie with caramelized nuts and two new hot pie desserts, hazelnut cream and guava paste with cream cheese.

Pet Products

In 2021, we concluded the acquisition of Mogiana and Hercosul, adding strong and traditional brands, robust industrial facilities and expertise in the specialized pet products. With these acquisitions, we became top three in market share in terms of revenue in Brazil’s pet food segment, market leaders in Uruguay and the number two player in Paraguay, according to estimates based on Brazilian Association of Pet Products Industry (Associação Brasileira da Indústria de Produtos para Animais de Estimação), or ABINPET, data. Our portfolio includes dry and wet food, snacks in a wide range of standard to super premium brands such as: Biofresh, Guabi Natural, GranPlus, Three Dogs, Three cats, Faro e Primocão and our native brand Balance.

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We recently announced the engagement of Banco Santander (Brasil) S.A. to be our financial advisor for the sale of our pet food operation. This process is in its initial stage of preliminary discussions with potential interested parties. For more information please see “—History and Development of the Company––Other Transactions.”

Other

We produce animal feed mainly to feed poultry and hogs raised by us, although we also sell a small portion to our integrated outgrowers and to unaffiliated customers. In 2022, through Banvit we produced 9,088 thousand tons of feed and PREMIX in Brazil, compared to 10,071 thousand tons in 2021, and 809 thousand tons in Turkey. We also produce a limited range of soy-based products, including soy meal and refined soy flour.

Vision 2030 Plan

In December 2020, we announced our Vision 2030 Plan as a growth strategy to target areas into which we could expand our business and global presence. However, in light of prevailing high levels of inflation and a challenging business environment, among other factors, in 2022 we confirmed our intention to implement a simplification and process adjustment plan, focused on greater agility, efficiency and profitability. We have also therefore begun a broad review of modifications to our long-term strategy under the Vision 2030 Plan, which is on hold and no longer reflects our current objectives. We intend to announce our revised long-term strategy in due course, and therefore undue reliance should not be placed with respect to the previously announced targeted goals in our Vision 2030 Plan.

As part of our 2030 Vision Plan, key investments were made in recent years, including in pet food business like Mogiana Alimentos and the Hercosul Group. On February 2023, we announced that we are carrying out a competitive process to dispose of our pet foods operations, which comprise BRF Pet S.A., Mogiana Alimentos S.A. (which shares are owned by our subsidiaries Paraguassu Participações S.A. and Affinity Petcare Brasil Participações Ltda.), Hercosul Alimentos Ltda., Hercosul Soluções em Transportes Ltda., Hercosul Distribuição Ltda. and Hercosul International S.R.L, and we further announced that Banco Santander was hired as our financial advisor for this process. The competitive process is still in its initial stage, with preliminary conversations with potential interest parties.

Overview of Brazil’s Poultry, Pork and Beef Position in the World

Poultry

Brazil was the third largest producer and the leading exporter of poultry in the world in 2022 based on estimates calculated by the United States Department of Agriculture, or the “USDA.” Brazil’s production, consumption and export volumes for poultry have increased significantly over the past several years. This growth has been driven by the increase of Brazilian companies’ production dedicated to exports as well as by the competitiveness of Brazilian poultry. Despite the indication by the USDA of a reduction in the Brazilian poultry production for 2022 when compared to 2021, data from the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, indicates an increase of 2% for 2022 when compared to 2021.

According to the USDA, global poultry trade increased 2% in 2022 compared to 2021, mainly due to higher exports from Brazil (which increased 5% in comparison to 2021), and Thailand (which increased 14% in comparison to 2021). According to the Brazilian Association of Animal Protein (Associação Brasileira de Proteína Animal, or ABPA), exports of poultry parts increased 6% in 2022 compared to 2021, representing 69% of the total poultry exported volumes. Whole chicken, which represented 21% of the total volume, decreased 2% in 2022 compared to 2021. The main destinations in 2022 were China, Japan, United Arab Emirates and Saudi Arabia. In comparison to 2021, in 2022 Saudi Arabia decreased total imports from Brazil by 4%, China decreased total imports from Brazil by 16%, Japan decreased total imports from Brazil by 6% and United Arab Emirates increased total imports from Brazil by 14%.

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The following tables identify Brazil’s position within the global poultry industry for the years indicated:

	World Chicken Production
Primary Chicken Producers	2022	2021	2020
	(in thousands of tons – “ready to cook” equivalent)
U.S.	21,005	20,391	20,255
China	14,300	14,700	14,600
Brazil	14,250	14,500	13,880
European Union (27 countries)	10,920	10,860	11,030
Russia	4,750	4,600	4,680
Mexico	3,940	3,815	3,725
Thailand	3,300	3,220	3,250
Argentina	2,335	2,290	2,215
Turkey	2,315	2,246	2,136
Colombia	1,880	1,773	1,685
United Kingdom	1,825	1,841	1,779
Others	20,266	20,274	20,022
Total	101,086	100,510	99,257

Primary Chicken Exporters	2022	2021	2020
	(in thousands of tons – “ready to cook” equivalent)
Brazil	4,445	4,225	3,875
U.S.	3,317	3,356	3,376
European Union (27 countries)	1,780	1,838	2,037
Thailand	1,035	907	941
Turkey	550	510	440
Others	2,427	2,452	2,447
Total	13,554	13,288	13,116

Primary Chicken Consumers	2022	2021	2020
	(in thousands of tons – “ready to cook” equivalent)
U.S.	17,706	17,164	16,994
China	14,415	15,031	15,211
European Union (27 countries)	9,890	9,668	9,653
Brazil	9,810	10,280	10,010
Mexico	4,842	4,725	4,560
Russia	4,650	4,632	4,688
Japan	2,881	2,848	2,757
United Kingdom	2,445	2,173	2,068
Thailand	2,295	2,280	2,299
Argentina	2,165	2,116	2,025
Colombia	1,950	1,869	1,779
South Africa	1,847	1,888	1,918
Others	23,752	23,406	22,798
Total	98,648	98,080	96,760

Source: USDA, January 2023.

Among the poultry consumer market, global consumption growth is largely led by product importing countries in the growth of total consumption. Among the top 10 importing countries, China stands out with 16% of the total global consumption growth, followed by the Philippines with 5% in 2022. According to the Organization for Economic Co-operation and Development (“OECD”), the 10 main importing countries, together, account for 32% of the consumption growth in the global market projected for 2022 to 2031, or US$378.8 billion:

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Consumption Growth Projected for 2022 to 2031 in the Top 10 Poultry Importers

Country / Region	Consumption Growth Participation
China	16%
Italy	3%
Japan	>1%
Eurozone	3%
Saudi Arabia	2%
United Kingdom	1%
Philippines	5%
South Africa	2%
Ukraine	1%
Russia	>1%
Others	68%

Source: OECD

Pork

Brazil is the fourth largest producer and exporter and the fifth largest consumer of pork in the world in 2022, according to the USDA. Brazil’s production and consumption of pork has increased since 2009. In 2022, Brazilian production increased by 5% when compared to the previous year, according to IBGE, even though the USDA estimates a reduction for the same period. The USDA does not expect changes in global production and expects an increase in pork consumption of 1% in 2023. According to the USDA, global pork exports reached 11 million tons in 2022. Brazilian pork breeding and slaughtering companies continue to increase their efficiency of production. Research and development have also helped to reduce fat, cholesterol and calories in pork produced in Brazil. These enhancements allow for more efficient production of prime cuts, more meat per carcass and more nutritious and healthier meat. Improved genetic potential of breeders has also contributed to the production increase.

According to the ABPA, as of December 2022, China was Brazil’s primary destination for pork followed by Hong Kong, representing 42% and 9%, respectively, of total Brazilian pork exports. Chinese imports from Brazil decreased 14%, and Hong Kong imports decreased 38%, from December 31, 2021 to December 31, 2022.

The following tables identify Brazil’s position within the global pork industry for the years indicated:

	World Pork Production
Main Pork Producers	2022	2021	2020
	(in thousands of tons – weight in equivalent carcass)
China	55,000	47,500	36,340
European Union (27 countries)	22,670	23,615	23,219
U.S.	12,252	12,560	12,845
Brazil	4,350	4,365	4,125
Russia	3,800	3,700	3,611
Vietnam	2,700	2,590	2,467
Others	13,003	13,277	13,152
Total	113,775	107,607	95,759

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Main Pork Exporters	2022	2021	2020
	(in thousands of tons – weight in equivalent carcass)
European Union (27 countries)	4,150	4,990	5,175
U.S.	2,873	3,187	3,302
Canada	1,430	1,482	1,545
Brazil	1,319	1,321	1,178
Mexico	300	319	344
United Kingdom	260	256	346
Chile	200	268	295
Others	374	392	375
Total	10,906	12,215	12,561

Main Pork Consumers	2022	2021	2020
	(in thousands of tons – weight in equivalent carcass)
China	56,948	51,724	41,517
European Union (27 countries)	18,640	18,723	18,204
U.S.	9,964	9,918	10,034
Russia	3,650	3,558	3,468
Brazil	3,033	3,047	2,949
Vietnam	2,845	2,821	2,687
Others	17,458	17,911	16,168
Total	112,538	106,982	95,027

Source: USDA, January 2023.

Beef

Brazil was the second largest producer, the third largest consumer and the largest exporter of beef in the world in 2022, according to the USDA. From 2022 to 2023, the USDA estimates that there will be no changes in global beef production, exports and consumption.

The following tables identify Brazil’s position within the global beef industry for the years indicated:

	World Beef Production
Main Beef Producers	2022	2021	2020
	(in thousands of tons – weight in equivalent carcass)
U.S.	12,895	12,734	12,389
Brazil	10,350	9,750	10,100
China	7,125	6,980	6,720
European Union (27 countries)	6,790	6,865	6,882
India	4,350	4,195	3,760
Argentina	3,110	3,000	3,170
Mexico	2,180	2,129	2,079
Australia	1,895	1,888	2,125
Canada	1,395	1,385	1,314
Russia	1,380	1,380	1,378
Others	7,943	8,060	7,866
Total	59,413	58,366	57,658

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Main Beef Consumers	2022	2021	2020
	(in thousands of tons – weight in equivalent carcass)
U.S.	12,809	12,712	12,531
China	10,555	9,987	9,485
Brazil	7,524	7,492	7,468
European Union (27 countries)	6,515	6,511	6,518
India	2,875	2,798	2,476
Argentina	2,298	2,273	2,366
Others	14,804	15,086	15,198
Total	57,380	56,859	56,060

Main Beef Exporters	2022	2021	2020
	(in thousands of tons – weight in equivalent carcass)
Brazil	2,898	2,320	2,539
U.S.	1,607	1,561	1,338
India	1,475	1,397	1,284
Australia	1,260	1,291	1,473
Argentina	820	735	818
Others	4,106	4,142	3,784
Total	12,166	11,446	11,236

Source: USDA, January 2023.

In the pork market, the main importing countries are still responsible for most of the consumption growth of US$254.5 billion in the global market projected for 2022 to 2031. China stands in first place, representing 48% of the global consumption growth, while the United States occupies second place with 13%, followed by the Philippines with 11%. The top 10 importing countries account for 87% of consumption growth:

Consumption Growth from 2022 to 2031 in the Top 10 Pork Importers

Country / Region	Constumption Growth Participation
China	48%
Japan	>1%
Italy	4%
United States	13%
United Kingdom	1%
Japan	1%
Philippines	11%
Australia	1%
Canada	>1%
Vietnam	8%
Others	13%

Source: OECD

Processed and Pet Food Markets

We recently announced the engagement of Banco Santander (Brasil) S.A. to be our financial advisor for the sale of our pet food operation. This process is in its initial stage of preliminary discussions with potential interested parties. For more information please see “—History and Development of the Company––Other Transactions.”

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Production Process

We are a vertically integrated producer of poultry and pork products. We raise poultry and hogs, produce animal feed and pet food, slaughter the animals, process poultry and pork to produce processed food products and distribute unprocessed and processed products throughout Brazil and in our export markets.

The following graphic is a simplified representation of our meat production chain.

Simplified Meat Production Chain

Poultry

At the beginning of the broiler production cycle, we purchase day-old grandparent’s breeder chicks from Aviagen of Brazil. We send these birds to our grandparent stock farms, forming our grandparent breeding stock, which will later generate our chicken cuts production.

With respect to turkeys, we purchase hatched grandparent’s eggs and then send those eggs to our grandparent stock hatchery, where the eggs are hatched, and the chicks are raised, forming our grandparent breeding stock. The eggs produced by our grandparent breeding stock are then hatched, and our parent breeding stock is produced. We also buy a small percentage of our parent stock from another supplier, Cobb Vantress. The parents produce the hatchable eggs that result in day-old chicks that are ultimately used in our poultry products.

We produced 1.7 billion day-old chicks and 13.6 million day-old turkeys in 2022. In Brazil we produced 1.5 billion day-old chicks and 12.6 million day-old turkeys. In Turkey we produced 185.0 million day-old chicks and we purchased 941.3 thousand day-old turkeys. We hatch these eggs in our 30 hatcheries (26 broiler, 1 turkey, 3 breeders), with 3 broilers in Turkey and the other hatcheries in Brazil.

We send the day-old chicks, which we continue to own, to outgrowers, whose operations are integrated with our production process. The farms operated by these outgrowers vary in size and are near our slaughtering facilities.These integrated outgrowers are responsible for managing and growing the poultry in their farms under the supervision of our veterinarians. The payments to outgrowers are based on performance rates determined by bird mortality, the feed-to-meat conversion ratio and the quantity of meat produced and are designed to cover their production costs and provide net profits. We provide feed, veterinary and technical support to the outgrowers throughout the production process. We have business arrangements with approximately 6,700 integrated poultry outgrowers. Many of these outgrowers also produce and sell corn that we use to produce animal feed.

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As of December 31, 2022, we have a fully automated slaughtering capacity of 33.4 million heads of poultry per week and 312 thousand heads of turkey per week.

In 2022, we produced approximately 1,700 million day-old chicks and 13.6 million day-old turkeys. In Brazil, we produced approximately 1,500 million day-old chicks and 12.6 million day-old turkeys. In Turkey, we produced 185.0 million day-old chicks and 941.3 thousand day-old turkeys. The eggs are hatched in our 30 hatcheries (26 for chickens, one for turkey, and three breeders). Three of these hatcheries, located in Turkey, are for broiler chickens (i.e., chicken that is bred and raised specifically for meat production). All the other hatcheries are located in Brazil.

In the production scenario, Brazil has one of the lowest poultry production costs, with a clear competitive advantage in the cost structure, as shown in the chart below:

Poultry Production Cost, 2021 – US$ per kg

Source: Agroicone, ABPA, World Bank and USDA

Brazil has the largest soy production in the world and the fifth highest corn production, which favors a lower cost of production.

Pork

We produce the vast majority of the pork we use in our products. We also purchase pork on the spot market. In 2022, we purchased 1.3% of the total pork slaughtered from the spot market.

Piglet producers either purchase parent breeder hogs produced by us or from producers such as Agroceres and DanBred. We generally purchase piglets from integrated outgrowers near our production facilities, which raise the piglets until they reach a specified weight, or we purchase young piglets from farmers who own breeder hogs. We transfer these piglets to separate integrated outgrowers, who raise the hogs until they reach slaughtering weight, and then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with approximately 3,200 integrated outgrowers, including piglet producers and hog raisers. We monitor the production of the hogs by these outgrowers and provide support from our veterinarians.

The local producers from whom we purchase a portion of our pork needs are also located near our production facilities but are not parties to partnership agreements with us. These producers generally raise the hogs from birth until they reach slaughtering weight, but we provide limited technical support. We purchase the hogs raised by these local producers pursuant to contracts with the local producers.

We slaughter the hogs raised by our outgrowers or purchased from local producers or on the spot market. After they are slaughtered, the hogs are immediately cut in half. The half-carcasses are then separated based on their intended use. These parts become the raw material for the production of pork cuts and specialty meats.

As of December 31, 2022, we had a pork slaughtering capacity of 243.5 thousand heads per week.

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In the context of pork production, Brazil also has one of the lowest production costs, as shown below:

Pork Production Cost, 2021 – US$ per kg

Source: Agroicone, ABPA, World Bank and USDA

Processed Foods

We sell a variety of processed foods, some of which contain poultry and pork meat that we produce. We have a total production capacity of 195.3 thousand tons/month across 17 production units in Brazil (Capinzal, Chapecó, Concórdia, Herval D’Oeste, Lajeado, Lucas de Rio Verde, Marau, Mineiros, Paranaguá, Ponta Grossa, Rio Verde, Seropédica, Tatuí, Toledo, Uberlândia, Videira and Vitória de Santo Antão) processing meat products (such as mortadella, franks, sausage, hamburger and breaded meat) and non-meat products (such as lasagna, ready-to-eat meals and pizzas) for both the domestic and international markets. We completed the construction of one plant in Seropédica, in the Brazilian state of Rio de Janeiro, and began operations in July 2021. In Tatuí, in the Brazilian state of São Paulo, we produce ready-to-eat sandwiches, lasagnas, pizzas, cheese breads and other pasta and bakery items. In Ponta Grossa, in the Brazilian state of Paraná, we produce pizzas, pastas, desserts (such as Miss Daisy) and other processed products. Our Rio Verde plant is adjacent to our Rio Verde poultry and pork slaughtering facilities, and we transport pork from other production facilities to be used as raw materials. We purchase most of the remaining ingredients for our lasagnas, pizzas, pies and pastries in the domestic market from third parties. Such seasonings and secondary raw materials are applied to each product type or line according to established criteria and procedures to ensure consistency of color, texture and flavor. The presentation of final products is achieved by shaping, casing, cooking and freezing in special machines. Products are then subjected to quality controls and distributed to the consumer market after having been packaged, labeled and boxed.

In November 2014, we opened our first plant in the Middle East, with a total capacity of 70 thousand tons/year, aiming to supply the local Middle Eastern market, Europe and Asia. This plant produces franks, breaded meat, hamburger, mortadella and marinated chicken breast.

In January 2021, we concluded the acquisition of Joody Al Sharqiya Food Production Factory, our first production plant in Saudi Arabia with a total capacity of 3.6 thousand tons/year. In October 2022 we implemented an expansion plan to grow the capacity to 18 thousand tons/year of processed chicken products.

We also sell frozen French fries, which are imported from Belgium where they are produced and packaged for us by third parties. In addition, we produce soy-based products, such as soy meal and refined soy flour, at our plants in Videira, located in the Brazilian state of Santa Catarina, Dois Vizinhos, in the Brazilian state of Paraná, and in Toledo, also in the Brazilian state of Paraná. In 2020, we launched Sadia Veg&Tal, our brand for vegan and vegetarian frozen food, including hamburgers, nuggets, and pies categories. We also started to expand the Veg&Tal frozen food portfolio in 2020 and launched frozen vegetables, including broccoli, cauliflower, peas and French beans. Our sales represented 0.01% of the vegan nuggets sales in Brazil in 2022.

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The raw material for margarine is crude soybean oil, which is subjected to refining and bleaching processes. We produce margarines in our plants in Paranaguá, in the Brazilian state of Paraná, Uberlândia, in the Brazilian state of Minas Gerais and Vitória de Santo Antão, in the Brazilian state of Pernambuco, under the Qualy, Deline, Claybom and Becel brands. We sell these products as part of our strategy to diversify our product lines and to take advantage of our distribution network for refrigerated products.

We also sell halal food, which is the food allowed for Islamic consumption. The halal poultry needs to undergo a specific religious and technical procedure of slaughtering and processing, assuring that it was produced according to the Islamic requirements and that it had no contact with prohibited foods or ingredients. In addition, the Brazilian Federal Inspection Service (Serviço de Inspeção Federal, or “SIF”) of MAPA may establish additional requirements for halal food production that we must comply with. We are assisted by Islamic entities that are responsible for slaughtering and certifying all of our halal products.

Feed

We produce most of the feed consumed at the farms operated by our integrated poultry and hog outgrowers. We provide feed to most of our integrated poultry and hog outgrowers as part of our partnership arrangements with them. We also sell animal feed to local hog producers at market rates.

We own 24 feed and PREMIX production plants in Brazil and three feed production plants in Turkey. Additionally, we lease three feed plants from third parties that are 100% dedicated to our operations and one PREMIX production plant that is not 100% dedicated to our operations. The basic raw materials used in animal feed production are corn and soy meal mixed with preservatives and micronutrients. In 2021 and 2022, we also purchased corn from rural producers and small merchants, through cooperatives and from trading companies such as Coamo, Bunge, Cargill and others. The corn is grown primarily in the Brazilian states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Mato Grosso, Mato Grosso do Sul and Minas Gerais. We buy soy meal from major producers such as Bunge, Cargill and Amaggi, primarily pursuant to long-term contracts. The prices of corn, soybeans and soy meal fluctuate significantly, influenced by international quotes and local currency rates. See “Operating and Financial Review and Prospects—Operating Results—Principal Factors Affecting our Results of Operations—Commodity Prices.”

Other Raw Materials

We purchase other materials required for our products, such as prepared animal intestines (for sausage casings), cardboard boxes and plastic (for packaging), micronutrients (for animal feed), spices and veterinary drugs from third parties, both in the domestic and international markets.

Suppliers

One of our strategies is to build more efficient relationships with our suppliers by using selection criteria to assess suppliers based on the quality of the product, the product performance and reliability.

We have a Chain Monitoring System that is structured to strengthen social and environmental risk control, support an ethical and responsible business model and develop sustainable partnerships. We seek to accomplish this by undertaking quality audits, distributing and requiring supplier adherence to our Suppliers’ Code of Conduct, following the Policy for Related-Party Transactions, consulting public data and also including certain related obligations in our contracts with suppliers. Our Suppliers’ Code of Conduct, which is posted on our website and agreed to in advance by our suppliers, regulates our relationship and focuses on ethical behavior, social and environmental responsibility. We are focused on a stronger risk management approach, especially with respect to quality, integrity and safety, as well as sustainability and compliance.

In 2019, we created the internal process for suppliers to comply with our Suppliers’ Code of Conduct and established internal procurement standards setting forth this process (“Procurement Standards”). The process was led by an internal working group focused on ensuring effective Suppliers’ Code of Conduct implementation, mitigating our risks and strengthening our relationships with our stakeholders. Beginning in September 2019, all new suppliers were required to confirm compliance with our Suppliers’ Code of Conduct before being registered on our internal systems.

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The Procurement Standards provide for certain exceptions to the rule requiring suppliers to accept our Suppliers’ Code of Conduct. For example, suppliers are not required to accept our Suppliers’ Code of Conduct if they are a public entity connected to the government or if they have their own code of conduct, in which case they may fill out a short form indicating the website where their code of conduct is available or attaching it to the form. If a supplier refuses to accept our Suppliers’ Code of Conduct and does not fall into the exceptions set forth by the Procurement Standards, the situation will be directed to our internal critical committee for analysis. Our critical committee consists of members from the legal, compliance and procurement departments. If our critical committee is unable to reach a decision, the matter is referred to our executive committee for resolution.

For cases of conflicts of interest with suppliers, we have a specialized team that analyzes the risk of maintaining or replacing the specified supplier. Additionally, through biweekly reviews of publicly available data in Brazil, we identify suppliers that do not comply with legal requirements or our standards. When evaluating suppliers, we regularly analyze, among other things, the following: environmental practices, labor relations and practices and general compliance with laws and regulations. We are in the process of standardizing our monitoring program across all of our departments, but all of our new suppliers are required to follow the Suppliers’ Code of Conduct and the Policy for Related-Party Transactions, whether in connection with a contract or spot purchase.

The evaluation and appropriate selection of suppliers and maintaining relationships with those suppliers is critical to our market competitiveness. The supplier assessment process often involves the simultaneous consideration of various aspects of the supplier’s performance, including price, innovation, delivery time, quality and post-sales support, along with its social and environmental policies and performance. Our process follows established guidelines, supported by systems and rules to be followed by all members of our procurement team. In 2018, we implemented our purchasing system – Ariba SAP, which is an advanced purchasing tool intended to strengthen our compliance function. In 2019, we implemented a new module within the purchasing system, called Ariba Network, which is focused on the relationship between our contract managers and suppliers. This improvement reinforces our commitment to compliance and transparency in our routine processes by ensuring an accurate evaluation of our contracted services and facilitating robust communication between our suppliers and our systems.

Tracking and auditing are continually monitored through internal and external audits to ensure that our processes are constantly improving and aligned with our norms and codes, compliance and sustainability efforts.

Brazilian Market

Brazil is the fifth largest country in the world in terms of land and has the seventh largest population on the globe. As of December 31, 2022, Brazil had an estimated population of 214 million people, according to figures from the IBGE (latest data from 2021). Brazil’s GDP amounted to US$1.5 trillion in 2020, US$1.65 trillion in 2021 and US$1.9 trillion in 2022. In the year ended December 31, 2022, GDP increased by 11% in nominal terms.

Therefore, Brazil’s demographic dynamics should stimulate the market, considering the population increase and the GDP per capita projection with a CAGR of 4.6% between 2023 and 2028, according to OECD and IMF data.

Projection of the Brazilian Population - Millions of inhabitants

Source: OECD, IMF

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Projection of GDP Per Capita in Brazil – Thousands of US$ per inhabitant

Source: OECD, IMF

Inflation measured by the National Amplified Consumer Price Index (known as the IPCA - Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, was 4.52% in 2020, 10.06% in 2021 and 5.79% as of December 31, 2022, following a trend of relatively high rates. The end-of-period exchange rate, as measured by the Brazilian Central Bank, was R$5.20/US$1.00 in 2020, R$5.58/US$1.00 in 2021 and R$5.22/US$1.00 as of December 31, 2022, with the real appreciating by 6.50% as of December 31, 2022, compared to 2021.

Brazil is one of the largest meat consumers in the world, with per capita consumption in 2022 of 94.98 kilograms, including beef, chicken and pork products, according to the USDA, a decrease of 2.8% compared to 2021. Demand for poultry and pork products in the domestic market is directly affected by the country’s economic conditions. Given the meat price increases and a slow economic recovery, meat consumption decreased in 2022 compared to 2021. A slight economic improvement is expected for 2023 in comparison to 2022. An increase in animal protein consumption in Brazil of 0.4% for poultry and 1.0% for pork is expected, considering the period between 2023 and 2028, as these are the preferred sources of animal protein for Brazilians.

Brazil’s domestic market is highly competitive, particularly for fresh food and frozen poultry and pork products. Besides us, there are many large producers, including Seara Alimentos S.A. (“Seara”) (which was acquired from Marfrig by JBS in 2013), Cooperativa Central Aurora Alimentos (“Aurora”) and JBS. The main producers in the fresh food market face strong competition from a large number of small producers which operate in the informal economy and sometimes offer low quality products at lower prices than those of the large producers. We seek to develop quality products, focusing on innovative solutions that meet clients’ needs and capture value for the strong brands we own, such as Sadia and Perdigão.

The processed food sector is more concentrated than the fresh food sector in terms of the number of competitors. Consumption of processed products is influenced by a number of factors, including the level of consumer income and marketing efforts directed at meeting consumer demand for more value-added products. We believe that processed foods also represent an opportunity for growth in the coming years, since the consumption of these foods has been growing substantially among Brazilian consumers (CAGR projected between 2020 and 2028 of 6.1% according to OECD, IMF and Statista data), with further potential for expansion. The growing size of the ready-to-eat meal market in Brazil is also noticeable in the per capita consumption of ready-to-eat meals and has potential to grow even further. When compared to other countries such as the United States and Japan, which consume 5.3x and 19.4x more than Brazil, consumption in Brazil in at an initial stage, as detailed below.

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Market Size of Ready Meals in Brazil – Billions of US$

Source: OECD, IMF and Statista

Per Capita Consumption of Ready Meals – US$ per inhabitant expected in 2023

Source: OECD, IMF and Statista

We estimate the following market information based on available data from A.C. Nielsen, which is reported to them by us and by some of our competitors, as of the 6th bimester of each year:

•	the Brazilian industrialized food market had revenues of approximately R$34,319 million in 2022 compared to R$31,377 million in 2021;
•	the Brazilian frozen food market had revenues of approximately R$8.607 million in 2022 compared to R$7,524 million in 2021; and
•	the Brazilian margarine market had revenues of R$6,604 million in 2022 compared to R$5,220 million in 2021.

These figures do not include BRF data by region or category of products that are not covered by the A.C. Nielsen figures.

International Markets

Brazil is a leading producer in global export markets due to its natural advantages (land, water and climate), competitive inputs, costs and increasing efficiencies in animal production. Like other large Brazilian producers, we have capitalized on these advantages to develop the scope and scale of our business.

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Global demand for Brazilian poultry, pork and beef products is significantly affected by trade barriers, including: (i) tariff barriers, which ultimately protect certain domestic markets; and (ii) non-tariff barriers, mainly including import quotas, sanitary barriers and technical/religious barriers. See “Operating and Financial Review and Prospects—Principal Factors Affecting our Results of Operations––Effects of Trade and Other Barriers” for additional information.

Sales

We sell our products both in the domestic and export markets around the world. Net sales to the Brazilian market, including most of our processed foods, accounted for 50.2%, 51.3%, and 53.2% of our net sales in 2022, 2021 and 2020, respectively. Net sales to international markets, including most of our frozen whole and cut chickens and other poultry and frozen pork cuts and beef cuts, accounted for 44.8% 44.5% and 43.7% of our net sales in 2022, 2021 and 2020, respectively.

The table below sets forth the percentage of our net sales by category in the Brazilian segment, International segment, and Other segments for the periods indicated:

	2022	2021	2020
Brazilian Market
Poultry	8.5%	9.4%	9.5%
Pork/Beef	2.6%	3.0%	3.2%
Processed food products	38.8%	38.7%	40.4%
Other Sales	0.3%	0.2%	0.1%
Total Brazilian market	50.2%	51.3%	53.2%
International Markets
Poultry	33.7%	32.7%	31.0%
Pork/Beef	3.6%	5.0%	5.9%
Processed food products	6.8%	6.1%	6.0%
Other Sales	0.7%	0.7%	0.8%
Total International markets	44.8%	44.5%	43.7%
Other Segments
Poultry	0.0%	0.0%	0.0%
Pork/Beef	0.0%	0.1%	0.0%
Processed food products	0.0%	0.0%	0.0%
Other Sales	5.0%	4.0%	3.0%
Total Other Segments	5.0%	4.2%	3.2%
Total	100%	100%	100%

Seasonality

See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Seasonality” in our 2022 Form 20F for information regarding seasonality.

Overall Comparison of Our Net Sales for the Years Ended December 31, 2022 and 2021

Brazil

As of December 31, 2022, our domestic distribution network consisted of 23 distribution centers in several Brazilian states. Refrigerated trucks transport our products from our processing plants to the distribution centers and from the distribution centers to our customers. We have 30 transit points, previously referred as cross-docking points, in several areas of the country that enable us to unload products from large refrigerated trucks onto smaller trucks or vans for transportation to our customers. We do not own the vehicles used to transport our products—we contract with carriers to provide this service for us on an exclusive basis.

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International

We operate in three business segments, which primarily reflect our geographical structure: Brazil, International (including Halal markets in the Middle East, North Africa, Malaysia and Eastern Europe, as well as Africa, Asia, Europe, Eurasia and the Americas) and Other Segments. The graphs below set forth a breakdown of our net sales by segment.

Representativeness of the Segments

Source: Consolidated financial statements for the years ended December 31, 2022, 2021 and 2020, and unaudited interim individual and consolidated financial statements for the three month period ended March 31, 2023.

With emphasis on the Halal market, in which we have established a footprint for decades, significant trends in population and GDP growth can be noted, which tend to stimulate protein consumption – it is expected that the consumption of poultry meat will grow 2.5% between 2023 and 2028 in the Middle East.

In the coming years, significant population and GDP growth is expected in Middle Eastern countries. The evolution of women’s rights and the growing economic openness of countries like Saudi Arabia are positively impacting the consumption habits of the population in the region. Such changes in demographics and in the pattern of consumption should encourage the appeal of practicality in food, increasing the demand for chilled and frozen proteins. Below, the graphs present the average population projection and the GDP per capita projection of the Middle East, evidencing the expected population increase of 21.5 million and GDP per capita with a CAGR of 2.5% between 2023 and 2028.

Middle East Population Projection – Millions

Source: OECD, IMF

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Middle East GDP Per Capita Projection – Thousands of US$ per inhabitant

Source: OECD, IMF

In line with the appeal for comfort and convenience in food, influenced by economic openness and the entry of Western cultures into the Middle East region, demand for processed foods in the Middle East is expected to increase at a CAGR of 9.2% between 2020 and 2028, as indicated below.

Middle East Processed Meals Market Size – Billions of US

Source: Statista

Global trends favorable to our markets

The world population is expected to increase by 1.7 billion by 2050, which demographics favor food consumption. Among all continents, the Middle East and North Africa (the region that concentrates a large part of the world’s Muslim population ) stands out with an expected CAGR of 1.2% and 0.8%, respectively, between 2022 and 2050. Other regions, are shown in the graph below:

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CAGR of World Population Age 22’-50’ by Region - Average Annual Growth

Source: OECD, IMF and the World Bank

Added to population growth, the expected CAGR for global GDP per capita between 2022 and 2028 of 4.1% suggests a potential increase in income, which tends to boost protein consumption.

Per Capita World GDP Forecast – Thousands of US$ per inhabitant

Source: OECD, IMF and the World Bank

With a larger population and higher disposable income, protein consumption should increase significantly over the next few years, with a projected CAGR of total protein volume between 2022 and 2028 of 1.0%. Among the protein sources, poultry and pork, precisely our markets, should stand out, as shown in the chart below:

Source: OECD, IMF and the World Bank

Thus, it can be concluded that the global market for our products is supported by positive trends in demographic growth and that we are well positioned in the sector, both geographically and in terms of product portfolio.

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Competition

Brazil

Brazil’s domestic market is highly competitive, particularly for fresh food and frozen poultry and pork products. We endeavor to develop quality products, focusing on innovative solutions that meet clients’ needs and capture value for the strong brands we own, such as Sadia and Perdigão.

In the processed meat and margarine categories, the most recently available percentage of our market share in Brazil in 2022 as reported by A.C. Nielsen shows that we have significant representation in the domestic market, as demonstrated in the graph below, which is separated by retail categories:

Market Share in 2022 – reference in US$

Source: A.C. Nielsen Bimonthly Retail – Margarines and Frozen Meals (October/November 2022 survey); Filled and Cold Cuts (November/December 2022 survey)

Because A.C. Nielsen gathers data from those in the industry who report to it voluntarily in the areas of the country and categories covered by it, the overall market sizes on which these percentages were based are smaller than our own internal estimates of the market sizes that we describe above under “—Brazilian Market.”

Nationally, our main competitor within the Brazilian market for the processed meat segment is JBS (which owns the brands Seara and Rezende) followed by Aurora. The remainder of the market is represented by several small producers, such as Pif Paf Alimentos S.A. and Frimesa, which have relevant performance in the Southeastern and Southern regions of the country, respectively.

In the margarine market, we maintained a leading position with the Qualy brand by a wide margin. Our main competitor is also JBS, which acquired Bunge’s margarine operation (consequently becoming the owner of the brands Delicia and Primor, as well as their previous brands, such as Doriana) followed by Vigor Alimentos S.A.

In the Brazilian market for in natura meat (whole poultry, poultry and pork cuts), we face competition from small producers, some of which operate in the informal economy and offer lower quality products at lower prices. The in natura meat market is volatile and cyclical (higher costs and protein offer). In order to prevent low margins by competing with small producers and keep a stronger market presence, we have changed our price strategy and developed a high aggregate value and innovative portfolio. Our main focus in the Brazilian market is to meet consumer needs focusing on increasing value-added products which represented more than 70% of our sales in 2022.

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We also have operations of pet food, which is part of the Pet Industry in Brazil. This industry is composed by, other than pet food, veterinary medicines and pet general care, which encompasses pet health care and hygiene, which industry has ben growing fastly in the last years.

The global pet food market size was valued at $94.8 billion in 2021, and is projected to reach $139.3 billion by 2030, according to Grand View Research, with Brazil playing a key role in this growth. The country has the second largest population of dogs and cats in the world and is the third largest country in total pet population, which market represents 0.36% of total Brazilian GDP, according to ABINPET data from 2021.

We believe we are well positioned on this market, being the third largest pet food player in Brazil, with 10% market share and potential to become the second largest in the coming years, according to our estimates based on ABINPET data from 2021. The unpenetrated market is favorable for strong brands, such as the ones we own, to consolidate and lead the national market.

International

We face significant competition in our international markets, both from Brazilian producers and from producers in other countries. For example, farming livestock cooperatives are increasingly significant competitors in our markets, as they have certain tax advantages and generally enjoy greater mobility in directing their production to foreign markets at times when exports become more attractive than their respective domestic market. In addition, JBS is one of our direct competitors in the international market that has many of the same competitive advantages that we have over producers in other countries, including natural resources and competitive input costs.

Our chicken and pork cuts, in particular, are price-sensitive and sensitive to substitution with other products. Customers sometimes seek to diversify their sources of supply in different countries, even though we often have a lower cost of production.

Protectionist measures among Brazil’s trading partners are also an important competitive factor. Brazilian exports of poultry and swine are increasingly affected by actions taken by other countries to protect local producers.

Our net sales in the international market reached R$24,103,135 thousand in 2022, an increase of 12.0% from 2021. In 2022, the variation in trade and price in the international chicken market reached a historic high. The fear of a possible shortage of chicken supply resulting from the invasion of Ukraine, one of the biggest producers and exporters of chicken in the world, coupled with the cases of avian influenza in the United States and Europe, resulted in an increase in demand of chicken produced in other countries, including Brazil, initially causing a surge in price. However, by the end of the year, Ukraine’s chicken exports returned to normal levels and the avian influenza cases in the United States did not affect industrial poultry, resulting in oversupply of chicken in the international market, which caused a deterioration in prices. Despite the challenging international market environment, we still believe we are one of the largest poultry exporters in the world. In 2022, we accounted for 8.1% of the world’s poultry trade, according USDA.

In our international markets, our competition is based on quality, cost, prices and service to our customers.

Distribution of Products

Brazilian Market

As of December 31, 2022, we operated 23 distribution centers and 30 transit points.

International Markets

We export our products mainly through the ports of Itajaí, Navegantes and Itapoá, in the Brazilian state of Santa Catarina. We also export our products through Rio Grande, in the Brazilian state of Rio Grande do Sul and Paranaguá, in the Brazilian state of Paraná. We store our products in refrigerated storages that are owned and operated mainly by third parties located at ports in the Brazilian states of Paraná, Santa Catarina and Rio Grande do Sul. In 2022, we packed more than 57.2% of our export containers at plants, referred to as loading “fresh frozen products.” We contract with exclusive third-party carriers to transport our products from our production facilities to the ports, and we ship our products to export markets through independent shipping companies.

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All the ports that we use to load our cargo are private terminals from third parties. We have occasionally experienced disruptions at the ports as a result of logistics challenges, including flooding, strong currents, small drafts, strong winds/waves and winter fog.

Our sales and distribution efforts abroad are coordinated through offices in Austria, Russia, Singapore, South Korea, China, Japan, Vietnam, Saudi Arabia, the United Arab Emirates, Qatar, Oman, Kuwait, South Africa, Uruguay, Chile, and Turkey. We coordinate our marketing efforts and provide sales support to customers in our main international markets through these offices. Our distribution arrangements in our international markets vary according to the market.

Europe. The European Union suspension on certain products from Brazilian producers caused challenges for our operations in Europe and required us to reorganize our sales and distribution network by strengthening our partnerships with other food processors, food service operators and local distributors. On February 7, 2019, we agreed to sell to Tyson International Holding Co. most of our subsidiaries in Europe, including our Wrexham (UK) and Oosterwolde (Netherlands) processing plants, and our food processing and poultry slaughtering operation in Thailand. This transaction closed on June 3, 2019 for the amount equivalent to R$1,488,033 thousand (US$382,106 thousand, translated to reais at the exchange rate of R$3.8943 as of June 3, 2019). We have undertaken, in the share purchase agreement entered into with Tyson International Holding Co., not to do business or otherwise compete in the sale of poultry products for human consumption in certain jurisdictions in Europe, including the European Economic Area (EEA) and the United Kingdom. That non-compete provision has lapsed in 2022 and we no longer have any restrictions to sell in Europe. In October 2020, after reaching a commercial agreement with Tyson International Holding Co., we resumed the export of poultry breast cuts to Europe, accelerating our return to the continent. The arrangements with Tyson include a removal of the non-compete restrictions in the Thai market by 2024. We currently sell only chicken breast and raw material for the pet food industry in Europe.

Asia. Asia is a highly diverse continent, both in terms of cultural and economic development characteristics, where we serve 16 countries, from mainland China to the islands in the South Pacific region. In 2022 we closed our local distribution operation in Shanghai. China was our largest market in 2022. In 2022, Japan was our second largest market in Asia, where our local level of service, coupled with quality standards and product range have made us a preferred supplier of chicken products in the market, according to Datamar data. According to the Brazilian Association of Animal Protein (Associação Brasileira de Proteína Animal, or ABPA), in South Korea, we were one of the first Brazilian producers to export pork cut providing new business opportunities. In Singapore, we consolidated the Sadia brand with a diverse portfolio and brand campaigns, maintaining our presence in modern retails in key products categories. Furthermore, we started our own local distribution model to strengthen even more our brand presence in Singapore. Additionally, in Southeast Asia, we expanded to new countries and clients, serving these markets with a diverse portfolio of chicken, pork and processed meat. In 2020, we concluded the sale of our stake in the joint venture “FFM Further Processing Sdn. Bhd.,” in Malaysia, maintaining the export leadership to this country in 2022, according to Datamar.

Middle East. In the Middle East and Turkey we sell to wholesalers, retailers, small stores (traditional trade), food service providers and processors. In these markets, we primarily sell frozen chicken in three categories: whole, cuts and processed products. We have as well launched new products adjacent of the chicken category, such as Frozen French Fries and Frozen Vegetables. We believe we are one of the preferred suppliers of these products in this region due to our quality standards and our long-standing customer relationships. Our biggest brand, Sadia is recognized as the leading food brand in the Middle East and has the highest preference level within the poultry category, according to a study made by Ipsos Research, a third-party consulting firm in 2022. In 2017, we created separate Halal business operations, which was focused 100% in the Halal market. We also announced the completion of the acquisition of Banvit in Turkey, through TBQ Foods GmbH, a joint venture formed with the Qatar Investment Authority in May 2017. Banvit is the number one brand in Turkey in the chicken category, leading with a preference score of 49% according to a study made by Ipsos in 2022. In December 2021, we and QIA have agreed on the termination of the put option available to QIA under the original shareholders’ agreement and agreed to provide QIA with further alternatives to liquidate its investment in Banvit. In any event, we no longer have financial liabilities with respect to QIA. See “—History and Development of the Company— Investment into TBQ and Acquisition of Banvit – Turkey.” In 2019, our Halal operations were reincorporated into BRF as part of our International operating segment, and they are currently operating similarly to how they operated prior to 2017. In 2021, we concluded the acquisition of a food processing plant in Dammam, Saudi Arabia. See “—History and Development of the Company—Other Transactions.”

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Africa. Our strategy in Africa has focused on unlocking a number of in-market opportunities that fall under the attractive and affordable processed foods category, but also value-added opportunities in key markets. In 2021 and 2022, we focused on strengthening our partnerships in the region, further improving our leadership position in exports of processed foods to the continent. Our approach to exports in Africa targets sales to distributors with the widest possible distribution. The Sadia and Perdix brands are the primary brands that we have focused on distributing in the region. Angola remains our main market for chicken cuts and processed food, such as franks and mortadella. We also expanded the supply of processed food to South Africa and Mauritius through our facilities in Turkey. Going forward, we will continue to carefully consider future growth markets. Furthermore, our next phase of development will emphasize more control over the interactions between the brands and the consumers by gaining additional insight into consumer preferences to strengthen our value proposition and distribution opportunities, for example by expanding our portfolio of breaded items in South Africa’s main retailers, which we started in 2020.

Americas and Other Countries. We sell our products in the Americas through direct sales to key distributors. Additionally, in 2022, we continued selling chicken cuts, including breasts and wings, to processing companies in Canada, and processed items to the Caribbean. Additionally, Sadia and Qualy are established brands that enjoy significant market shares in Chile and Uruguay, where we maintain local distribution operations, and in Paraguay, where we operate through consolidated local distributors. An example of our commercial strength in the Americas is our leadership in the margarine segment in Chile with our brand Qualy and in the breaded and ready meals segments in Chile and Uruguay with Sadia.

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